PROSPECTUS

                                                Filed pursuant to Rule 424(b)(3)
                                      Registration Statement File No. 333-121543


                                OPTIONABLE, INC.

                        31,431,026 shares of Common Stock

All of the shares of common stock of Optionable, Inc. covered by this prospectus are being offered and sold from time to time by certain of our stockholders and warrant holders referred to as Selling Stockholders. All of these shares are being registered for resale only. We will not receive any of the proceeds from the sale of the shares by the Selling Stockholders, but will receive proceeds from the exercise of the warrants held by some of the Selling Stockholders upon exercise. These shares covered by this prospectus will be offered for sale by the Selling Stockholders from time to time.

The shares being registered include 30,131,026 shares, and 1,300,000 shares underlying outstanding common stock purchase warrants. Before exercise of the warrants, the Selling Stockholders have no voting or other ownership rights in the shares underlying those warrants.

The Selling Stockholders may be deemed underwriters within the meaning of the Securities Act of 1933 in connection with sales of our common stock included in this prospectus.

No public market currently exists for our common stock. We intend to have our common stock quoted on the over-the-counter bulletin board operated by the National Association of Securities Dealers, Inc. (OTCBB). The Selling Stockholders will sell their shares from time to time at $0.20 per share until our shares are quoted on the OTCBB and thereafter at prevailing or privately negotiated prices. There is no assurance that our common stock will be included on the OTCBB.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE RISK FACTORS BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. The Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   THE DATE OF THIS PROSPECTUS IS MAY 6, 2005

                                TABLE OF CONTENTS




PROSPECTUS SUMMARY ...........................................................3
RISK FACTORS .................................................................4
USE OF PROCEEDS .............................................................11
SELLING STOCKHOLDERS ........................................................12
CAPITALIZATION ..............................................................14
PLAN OF DISTRIBUTION ........................................................15
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS ..................17
DESCRIPTION OF BUSINESS .....................................................21
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ................25
EXECUTIVE COMPENSATION ......................................................26
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT ..............27
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS ........................29
DESCRIPTION OF SECURITIES ...................................................31
MARKET FOR COMMON EQUITY ....................................................32
LEGAL PROCEEDINGS ...........................................................34
LEGAL MATTERS ...............................................................34
EXPERTS .....................................................................34
WHERE YOU CAN FIND ADDITIONAL INFORMATION ...................................34



DEALER PROSPECTUS DELIVERY OBLIGATION

Until August 4, 2005 (90 days from the date of this prospectus), all dealers that effect transactions in these securities, whether or not participants in this offering, may be required to deliver a prospectus.

                               PROSPECTUS SUMMARY

This summary is not complete and does not contain all of the information that should be considered before investing in our common stock. Investors should read the entire prospectus carefully, including the more detailed information regarding our business, the risks of purchasing our common stock discussed under Risk Factors, and our financial statements and the accompanying notes.

All references to our shares in this prospectus reflect the 1000-for-1 forward stock split we made on March 30, 2000, the 25-for-1 forward stock split we made on May 30, 2000, the 20-for-1 forward stock split we made on July 21, 2000, and the 1.27-for-1 forward stock split we made on June 10, 2004.

BUSINESS

We were formed as a Delaware corporation on February 4, 2000, with the goal of creating advanced solutions to the inherent inefficiencies of the traditional open-outcry and over the counter ("OTC") trading environments. We are developing OPEX, a comprehensive electronic energy options and swaps trading platform, to provide enhancements to the existing OTC market used by professional derivatives traders. Derivatives are an effective tool in minimizing risk for producers and end-users as well as an investment vehicle for speculators and investors who provide liquidity to the derivatives market. Although there are existing electronic derivatives trading solutions, they have usually added options trading as an afterthought, which can result in poor execution and limited participation. We designed our system from the ground up to accommodate the trading strategies currently used on the traditional OTC, commodity and equity exchanges. We intend to launch OPEX during the first half of 2005. We also believe that our customers will want to continue to receive brokerage and trading services through means other than electronically. In March 2001, we combined OTC voice brokerage with electronic order matching and acquired the OTC trading division of Orion Energy Services LLC. The combination of our technology with Orion's brokerage experience will position us to be a full service trade-matching and brokerage solution.

We provide the following services:

o OTC commodity derivatives brokerage, which is to facilitate the trade of energy derivatives, such as Natural Gas options and swaps between counterparties. These derivatives are financially settled, and lock in a price for the underlying derivative at a specified price or price range within a specified period of time. Since they are financially settled, no underlying product is delivered; instead, the transaction is settled financially between the counterparties or the exchange;

o commodity derivatives services on the floor of the New York Mercantile Exchange (the "NYMEX") (also known as "Floor" or "Open Outcry" brokerage), which is to facilitate the trade of energy futures and options between counterparties and was launched in April 2004. Such services are provided through an affiliate, Capital Energy Services LLC ("CES");

o software development and deployment of electronic brokerage platform, which is to automate the trading of energy derivatives between counterparties .

Generally, the nature and mechanics of our business is to inquire of our clients needs in the trade of energy options, swaps, and futures. Once we understand their needs: in the case of NYMEX futures or options, the trade is presented on the NYMEX through CES; and in the case of OTC swaps and options, we inquire of other clients whether they are interested in participating in such transaction. Once the counterparties agree on a certain trade, we match the counterparties and consummate the trade by (i) in the case of a bilateral OTC trade, by confirming the details of the executed trade with both counterparties or (ii) in the case of a cleared trade, by submitting such trade to an exchange.

Presently, OTC brokerage is facilitated by brokering trades between our clients via telephone and electronic messaging, often referred to as voice brokerage. By building a relationship with their customers, our brokers learn about their customers' interests and are able to insure that traders can focus on the opportunities their customers will want to exploit. We intend to combine traditional voice brokerage with electronic trading by offering a hybrid combination of voice and electronic transactions; customers will be able to move between voice and electronic trading with no loss in liquidity. They will be able to transact in the same markets, regardless of whether or not they entered orders electronically or through a broker We aim to provide a bridge between OTC options and electronic trading.

We generate revenues by charging commission fees based on the transactions we broker on behalf of our clients. We also receive incentives from the Intercontinental Exchange ("ICE") and the New York Mercantile Exchange ("NYMEX"). The incentives are earned based on a percentage of the total revenues received by the exchange attributable to our volume of transactions submitted to the respective exchanges. Furthermore, we generate revenues from CES floor brokerage operations, which are commission fees based on transactions they broker on behalf of their clients. In return for such floor brokerage revenues from CES, we assume all associated expenses incurred by CES, including brokerage commissions paid by CES to its employees. We anticipate that revenues generated from OPEX services will be earned similarly to the method by which we generate revenues when providing voice-brokerage services.

We are not registered as a securities broker-dealer.

Our principal executive offices are located at 555 Pleasantville Road, South Building, Suite 110, Briarcliff Manor, New York 10510. Our telephone number at this location is (914) 773-1100. Our website is www.optionable.com.

THIS OFFERING

By means of this prospectus, the Selling Stockholders are offering up to 30,131,026 shares of our common stock which they own, and 1,300,000 shares of common stock which they may at a later date acquire upon exercise of warrants. We will not receive any proceeds from the sale of the common stock offered by the Selling Stockholders, but we did receive consideration from the Selling Stockholders at the time they purchased the shares from the company. We will receive proceeds from the exercise price of the warrants if they are exercised by the Selling Stockholders. We intend to use any proceeds from the exercise of the warrants for working capital and general corporate purposes.

Our officers and directors beneficially own approximately 46.7% of our issued and outstanding common stock.

FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, (e) our anticipated needs for working capital, and (f) our products and services. These statements may be found under "Management's Discussion and Analysis or Plan of Operations" and "Description of Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

                                  RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Our business plan relies on market acceptance of our OPEX system, which is still under development, to increase our revenues.

While we are presently engaged primarily in voice brokerage (see "Description of Business"), our business plan calls for OPEX to be a major contributor to our success. We must continue to grow our revenues through our existing services and by gaining market acceptance of our OPEX system when it is launched. When our OPEX system is fully developed and operational, which we anticipate will occur during the first six months of 2005, we must gain market acceptance of the OPEX system with our existing customers as well as other professional options traders to achieve acceptable revenue growth. However, OPEX is still in the developmental stage, and it might never be launched, or might not be successful when it is launched. Our failure to fully develop and launch OPEX would have a material negative effect on our financial prospects.

Our history of operating losses in our current business and our plan to enter a new line of business may make it difficult for you to evaluate our business and your investment.


We have a history of operating losses that are likely to continue in the future. While we had net income of $483,773 for the year ended December 31, 2004, we had a net loss of $3,252,301 for the year ended December 31, 2003. Our accumulated deficit was approximately $9.0 million as at December 31, 2004. Our auditors have included an explanatory paragraph in their Report included in our audited financial statements for the years ended December 31, 2004 and 2003 to the effect that our significant losses from operations raise substantial doubt about our ability to continue as a going concern. Because these losses were sustained in the businesses in which we are now engaged, and we currently intend to enter into a new line of business through the launch of our OPEX offering, you may find it difficult to evaluate our business and its prospects.


Our quarterly financial results will continue to fluctuate making it difficult to forecast our operating results.

Our quarterly operating results have fluctuated in the past and we expect our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, many of which are beyond our control, including:


o variability in demand and usage for our product and services. For example, to the extent that market demand for OTC energy products and derivatives is reduced, our revenues will decrease accordingly


o governmental regulations affecting the use of the Internet in general, and electronic messaging in connection with financial transactions in particular. We rely on electronic messaging in conducting our business. Any future regulations which prohibit electronic messaging in effecting financial transactions, or which otherwise impose additional requirements on the form, content or retention of electronic messaging, could significantly increase our cost of doing business.

We have historically lost money and our losses may continue in the future, which may cause us to curtail our current operations and our development and implementation of OPEX.

We have incurred net losses quarterly from inception, although we had a small net profit for the three months ended December 31, 2004. We may continue to incur net losses for the foreseeable future, and we can not assure you that we will be successful in reaching or maintaining positive cash flow and profitable operations. Accordingly, our ability to operate our current business and implement OPEX may be hampered by negative cash flows and liquidity problems in the future, and the value of our stock may decline as a result. In the past, we suspended the development and implementation of OPEX for a year, in part because of our negative cash flow.

Our pricing model for OPEX services is unproven and may be less than anticipated, which may harm our gross margins.

The pricing model of our OPEX services may be lower than expected as a result of competitive pricing pressures, promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments or otherwise. Our pricing model depends on the specific requirements of the order, purchase volumes, the sales and service support and other contractual agreements. We expect to experience pricing pressure and anticipate that the average selling prices and gross margins for our products may decrease over product life cycles. We may not be successful in developing and introducing on a timely basis new products with enhanced features and services that can be sold at higher gross margins.

We may face difficulties in transitioning our customers from voice brokerage to electronic trading or a combination of both.

By launching OPEX, we intend to retain existing customers and attract new customers to our services. Our experience in marketing and supporting electronic trading services is limited. We may need to supplement our existing staff with marketing and support personnel with more extensive experience in these areas, which would increase our operating expenses and cost of revenues. Additionally, management will need to expend significant time and resources to ensure a smooth transition from voice brokerage to electronic trading or a combination of both, which could distract management from maintaining or expanding our operations.

Existing customers may resist the transition to electronic trading. New and existing customers may be unsatisfied with the support we provide for electronic trading and may prefer continuing with voice brokerage or discontinue our relationship based on actual or perceived problems they experienced in using our services. The loss of new or existing customers could decrease the market acceptance of our products, harm our reputation and reduce our revenues from existing customers. This could have a negative effect on our business, operations, and financial condition.

We cannot be certain that we will be able to protect our proprietary information and intellectual property, which we rely on to maintain our competitive position.

We rely on our proprietary information and intellectual property to maintain our competitive position. We may not be able to protect a significant portion of our proprietary information, such as our client lists, since we do not have confidentiality agreements with our employees. Such confidentiality agreements are not customary in our industry. Accordingly, we may not be able to effectively prevent disclosure of our proprietary information and we may not have an adequate remedy in the event of unauthorized disclosure of such information. We cannot assure you that measures we take to protect our proprietary information and intellectual property will be successful or that third parties will not develop alternative solutions that do not infringe upon our intellectual property.

We also have patent applications pending, which are intended to protect certain of our proprietary technology relating to our planned OPEX business. We have been cautious in seeking to obtain patent protection for our products, since patents often provide only narrow protection that may not prevent competitors from developing products that function in a manner similar to those covered by our patents. In addition, some of the foreign countries in which we plan to sell our OPEX system do not provide the same level of protection to intellectual property as the laws of the United States.

In March 2004, we settled claims from a software developer who had been engaged in the development of our OPEX system for $250,000. We also agreed to indemnify this vendor up to approximately $460,000 plus 9% interest from March 1, 2004 in the event we breach any warranty or representation of financial information provided to such vendor. Although we do not believe we have breached any warranty or representation of our financial information, a judicial determination that we have so breached would have a significant adverse financial impact on us.


Potential liability for infringement claims might deter customers from using our OPEX system.


We could be subject to intellectual property infringement claims by others. Potential customers may be deterred from using our OPEX system for fear of infringement claims. If, as a result, potential customers forego using our OPEX system, demand for our services and applications could be reduced which would harm our business. Claims against us, and any resultant litigation, should it occur in regard to any of our services and applications, could subject us to significant liability for damages including treble damages for willful infringement. In addition, even if we prevail, litigation could be time-consuming and expensive to defend and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims. Claims that we are infringing the intellectual property rights of third parties could have a negative effect on our business, revenues, financial condition and results of operations.

We may rely on strategic relationships to promote our OPEX system and for access to licensed technology; if we fail to develop, maintain or enhance these relationships, our ability to serve our customers and develop new features and functionalities could be harmed.

Due to the evolving nature of our industry, we may need to develop relationships to adapt to changing technologies and standards and to work with newly emerging companies with whom we do not have pre-existing relationships. For example, it may be important to our clients that OPEX integrates seamlessly with the technology used by exchanges. We do not currently have a technology-sharing relationship with the exchanges to ensure such seamless meshing of our respective technologies as they now exist or as they may be enhanced in the future. We cannot be certain that we will be successful in developing new relationships, technological or otherwise, or that such relationships will view them as significant to their own business or that they will continue their commitment to us in the future. If we are unable to maintain or enhance these relationships, we may have difficulty strengthening our technology development and increasing the adoption of our OPEX system.

If we fail to enhance our OPEX system by introducing new features and functionalities in a timely manner to meet changing customer requirements and emerging industry trends or standards, our ability to grow our business will suffer.

The market for electronic trading systems is characterized by rapidly changing technologies and short product life cycles. These market characteristics are heightened by the emerging nature of the Internet and the continuing trend of companies from many industries to offer Internet-based applications and services. The widespread adoption of the Internet, networking, electronic option trading, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

o     identify and respond to emerging technological trends in the market;

o enhance our products by adding innovative features that differentiate services and applications from those of our competitors;

o     acquire and license leading technologies;

o bring new services and applications to market and scale our business on a timely basis at competitive prices; and

o respond effectively to new technological changes or new product announcements by others.

We will not be competitive unless we introduce new features and functionalities to our OPEX system that meet evolving industry standards and customer needs. In the future, we may not be able to address effectively the compatibility and interoperability issues that arise as a result of technological changes and evolving industry standards. The technical innovations required for us to remain competitive are inherently complex, require long development schedules and are dependent in some cases on sole source suppliers. We will be required to continue to invest in research and development in order to attempt to maintain and enhance our existing technologies and products, but we may not have the funds available to do so. Even if we have sufficient funds, these investments may not serve the needs of customers or be compatible with changing technological requirements or standards. Most development expenses must be incurred before the technical feasibility or commercial viability of new or enhanced services and applications can be ascertained. Revenue from future services and applications or enhancements to services and applications may not be sufficient to recover the associated development costs.

The technology underlying our OPEX system is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our services and applications.

The technologies underlying financial services and applications are complex and include software that is internally developed. Software products using these technologies may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover software defects that affect our current or new services and applications or enhancements until after they are sold. Furthermore, because our services and applications are designed to work in conjunction with various platforms and applications, we are susceptible to errors or defects in third-party applications that can result in a lower quality product for our customers. Because our customers depend on us for digital media management, any interruptions could:

o     damage our reputation;

o     cause our customers to initiate product liability suits against us;

o     increase our product development resources;

o     cause us to lose revenues; and

o     delay market acceptance of our products.

A significant portion of our revenues is from incentives from two U.S. exchanges. We may not receive those incentives in the future.

We receive incentives from the Intercontinental Exchange ("ICE") and the New York Mercantile Exchange (NYMEX) which accounted for 17% of our 2004 revenue. The incentives are earned based on a percentage of the total revenues received by the exchange attributable to our volume of transactions submitted to the respective exchanges. The incentives are earned based on a written agreement with ICE expiring by June 2006 or earlier if our separate brokerage agreement with ICE is terminated. The incentives earned from NYMEX are based on a program offered to all brokers, traders, and energy traders initially launched in 2003. NYMEX may amend the terms of the incentives or cancel this program at any time. ICE also may request that we amend the terms of our agreement. We may agree to some or all of any requested changes. Accordingly, we cannot guarantee that it will continue to receive the level of such incentives in the future, if at all. If we do not receive these incentives, our revenues will decrease.

We depend on our relationship with Capital Energy Services to maintain our floor brokerage operations.

Our income from floor brokerage operations amounted to approximately $1.0 million during 2004. We depend on our relationship with Capital Energy Services
(CES) to maintain or increase the profitability of such operations. Edward J. O'Connor, our President and a director, is a 50% shareholder of CES. Kevin P. Cassidy, our Chief Executive Officer until March 31, 2004 and a current stockholder, is the Managing Director of CES. To maintain these floor brokerage operations, CES may need to provide certain financial guarantees to NYMEX or other exchanges. CES may not have the resources to provide such financial guarantees and we may not be able to assist CES financially. Additionally, CES may be prevented from trading based on certain government regulations. If CES loses its ability to trade on NYMEX or other exchanges, we cannot maintain our floor brokerage operations. If we are unable to maintain our floor brokerage operations, our revenues will decrease and it would adversely impact our financial condition.

We rely heavily on the services of our technical staff and consultants.

We rely heavily on the services of our technical staff and on the services of consultants. Our technical employees are not presently employed on a full time basis. The loss of the services of technical employees and consultants would have a negative material effect on us.

We face intense and increasing competition in the electronic energy options market. If we do not compete effectively or if we experience reduced market share from increased competition, our business will be harmed.

As the emerging market for electronic energy options develops, more competitors are likely to emerge. We believe that the principal competitive factors in our market include:

o service functionality, quality and performance of the electronic trading system;

o     ease of use, reliability and security of electronic trading system;

o     establishing a significant base of customers and sales force;

o ability to introduce new features and functionalities to the market in a timely manner;

o     customer service and support; and

o     pricing.

The natural gas options market has many competitors involved in the brokering of natural gas options. Capital investment for entry into the market is low. Accordingly, a number of small brokerage firms flourish along side of larger more established brokerage firms such as Cantor Fitzgerald, EDF Man and ICAP.

With the advent of OTC cleared options, several other OTC brokers have been able to capitalize on this opportunity by using the newly available clearing mechanisms to match previously unmatchable counterparties. With lesser credit concerns, it allows more liquidity in the energy options market.

There are several other well financed companies who do or may compete with us. In the OTC natural gas market, our competitors include Amerex Natural Gas Ltd., Choice Energy LP, G.A. Options, MAN Financial, Inc. and Tullet Natsource, Inc. In the NYMEX natural gas market, our competitors include Clarion Trading, SCS Trading Corp., NOVA Trading and ICAP Energy. When we implement our OPEX system, we anticipate that its potential competitors will include the New York Mercantile Exchange, Intercontinental Exchange, eSpeed and the Chicago Mercantile Exchange.

Substantially all of our competitors have more capital, longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These competitors may also engage in more extensive development of their technologies, adopt more aggressive pricing policies and establish more comprehensive marketing and advertising campaigns than we can. Our competitors may develop products and service offerings that we do not offer or that are more sophisticated or more cost effective than our own. For these and other reasons, our competitors' products and services may achieve greater acceptance in the marketplace than our own, limiting our ability to gain market share and customer loyalty and to generate sufficient revenues to achieve a profitable level of operations. Our failure to adequately address any of the above factors could harm our business and operating results.

Dependence on outside clearinghouses for increased revenue.

We are dependent on outside clearinghouses such as the New York Mercantile Exchange and, through a relationship with the Intercontinental Exchange, the London Clearinghouse to provide us with OTC Clearing services. We can give no assurance that these companies will continue to offer this service to trades brokered by us and should those outside clearinghouses cease to offer this service, it would have a material negative effect us and our prospects.

Reliance on customers and relationships.

Much of the our success will depend on our brokers' relationships with customers. There can be no assurance that these relationships will be maintained (whether the relationships are between us and the broker or the broker and the customer) and, should they not be maintained, it would have a material negative effect on us.

Reliance on natural gas options.

While our plan is to leverage success of energy options and expand into other markets while maintaining our status as an "exempt commercial market", the success of this plan is subject to market forces outside of our control. At present, more than 90% of our revenues are derived from trading in natural gas options. If there should be a significant slowdown in the natural gas options trading industry, due to weather conditions, governmental regulations or geopolitical conditions, including war and terrorism, it would have a significant negative impact on us.

The continued operations of our business are dependent on the performance and continued service of our executive officers and key employees, and our ability to attract and retain skilled personnel.

Our performance and future operating results are substantially dependent on the continued service and performance of Edward J. Connor, our CEO, president and treasurer, and Mark Nordlicht, our chairman. To the extent that the services of those two persons become unavailable, our business and prospects would be adversely affected. Should we be required to do so, we do not know whether we would be able to employ equally qualified persons to replace any of these persons. Moreover, we do not currently maintain "key man" insurance on any of our executive officers or other key employees and do not intend to obtain this type of insurance in the near future. Additionally, we do not have written agreements with most of our staff and, other than traditional compensation packages and stock options we contemplate granting to our staff, we do not have other means to ensure the retention of their services. If we are successful in implementing and developing our business, we will require additional managerial, administrative and support personnel. Competition for highly-qualified personnel is intense, and we can make no assurances that we can retain our key employees or that we will be able to attract or retain qualified personnel in the future. To the extent we have fewer financial resources available to us than our competitors we may not be able to attract and retain a sufficient number of qualified personnel. The loss of the services of any of our management or other key employees and our inability to attract and retain other necessary personnel could have a material adverse effect on our financial condition, operating results, and cash flows.

Moreover, certain employees' and consultants' efforts currently account for a significant amount of our revenues. Should the services of these individuals no longer be available to us, and suitable replacements not be hired or retained, we would experience adverse effects of varying degrees.

We could become subject to increased governmental and organizational regulation.

We intend for our OPEX platform, when implemented, to qualify as an "exempt commercial market" under the rules of the Commodities Futures Trading Commission. Although an ECM may be required to provide certain trade volume and pricing information to the CFTC, an ECM is not required to register with the CFTC. However, if we were to no longer qualify for the exemption from registration, either because of changes in law or the scope of our business, our businesses would become subject to extensive regulation at both the federal and state levels. In addition, self-regulatory organizations, such as the New York Mercantile Exchange and the National Futures Association, require compliance with their extensive rules and regulations. Among other things, these regulatory authorities impose restrictions on sales methods, trading practices, use and safekeeping of customer funds and securities, record keeping and the conduct of principals and employees. The extensive regulatory framework applicable to the commodities brokerage industry, the purpose of which is to protect customers and the integrity of the commodities markets, would impose significant compliance burdens and attendant costs on us. The regulatory bodies that administer these rules do not attempt to protect the interests of our stockholders as such, but rather the public and markets generally. Failure to comply with any of the laws, rules or regulations of any independent, state or federal regulatory authority to which we become subject could result in a fine, injunction, suspension or expulsion from the industry, which could materially and adversely impact us. Furthermore, amendments to existing state or federal statutes, rules and regulations or the adoption of new statutes, rules and regulations could require us to alter our methods of operation at costs which could be substantial.

RISKS RELATED TO OUR FINANCIAL CONDITION

Our cash flows and capital resources may be insufficient to make required payments on our substantial indebtedness and future indebtedness.

We have a significant amount of debt. As of December 31, 2004, we had approximately $2.8 million of debt, a substantial portion of which is due to our Chairman, Mark Nordlicht.

Our substantial debt could have important consequences to you. For example, it could:

o     make it difficult for us to satisfy our debt obligations;

o make us more vulnerable to general adverse economic and industry conditions;

o limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

o require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

o place us at a competitive disadvantage compared to competitors that may have proportionately less debt.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell material assets or operations, obtain additional capital or restructure our debt. In the event that we are required to dispose of material assets or operations to meet our debt service and other obligations, the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount.

We may incur substantial additional indebtedness in the future. Our incurrence of additional indebtedness would intensify the risks described above.

We may need additional financing which may not be available and, if available, might only be available on unfavorable terms.

We have incurred an accumulated deficit of approximately $9.0 million since inception. Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future by increasing our revenues and reducing certain expenses from our historical levels, to secure the necessary financing to meet our obligations, and repay our liabilities arising from normal business operations when they become due. Substantially all of our debt financing has been provided to us in the past by our Chairman, Mark Nordlicht. Mr. Nordlicht has not committed himself to providing any additional financing in the future, should we require it. We cannot assure you that financing from other sources, whether from external sources or related parties, will be available if needed or on favorable terms. In addition, we cannot currently assure you that we will be able to operate profitably.

We have provided for our capital needs during 2004 by issuing equity securities generating gross proceeds of $1,252,000 for the year ended December 31, 2004. We do not anticipate issuing equity or debt securities in the foreseeable future. Additionally, we have increased our revenues and operating income by approximately $2.8 million and $3.5 million to $3.5 million and $484,000, respectively, during 2004, when compared to the prior year. We plan to increase our revenues by expanding our customer base and introducing our automated electronic trading system. There is no guarantee that we will be successful in expanding our customer base or that we will successfully introduce our electronic trading system in the next twelve months. These matters, among others, raise substantial doubt about our ability to continue as a going concern.

RISKS RELATED TO THIS OFFERING

Sales of shares of our common stock eligible for future sale could depress the market for our common stock.

We presently have issued and outstanding 51,406,431 shares of our common stock, options to purchase 780,250 shares of our common stock at an average exercise price of $0.20 per share, and warrants to purchase 1,600,000 shares of our common stock at an exercise price of $0.20 per share. The registration of the 1,300,000 shares underlying warrants represents 2.5 % of the number of shares outstanding. Public market place sales of large amounts of our common stock, or the potential for those sales even if they do not actually occur, may have the effect of depressing the market price of our common stock. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased which could stimulate trading activity and cause the market price of our common stock to drop, even if our business is doing well.

Short selling common stock by Selling Stockholders may drive down the market price of our common stock.

Any Selling Stockholder who holds warrants may, subject to applicable law, sell shares of our common stock in the public market before exercising the warrant. The stock is usually offered at or below the market price since warrant holders receive stock at a discount to market. Once the sale is completed, the warrant holders exercise warrants for a like amount of shares. If the stock sale lowered the market price, upon exercise, the holder would receive a greater number of shares than he or she would have absent the short sale. This pattern could result in a reduction in the market price of our common stock.

There has been no prior public market for our common stock and a public market for our common stock may not develop. Unless a public market develops, you may have difficulty selling your shares of our common stock.

Prior to this offering, there has been no public market for our common stock. Failure to develop or maintain an active trading market could negatively affect the value of our shares and even make it impossible for you to sell your shares or recover any part of your investment in our common stock. Even if a market for our common stock does develop, the market price of our common stock may be highly volatile. In addition to the uncertainties relating to our future operating performance and the profitability of our operations, factors such as variations in our interim financial results, or various, as yet unpredictable factors, many of which are beyond our control, may have a negative effect on the market price of our common stock.

Market transactions in our common stock are subject to the "Penny Stock Rules" of the Securities and Exchange Act of 1934, which are discussed in more detail below. These rules could make it difficult to trade our common stock because compliance with them can delay or preclude certain trading transactions. This could have an adverse effect on the ability of an investor to sell any shares of our common stock.

The Penny Stock Rules apply to our common stock. This may make it more difficult for holders of our common stock to resell their shares.

As discussed above, at the present time, our common stock is not listed for trading on any stock exchange.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires special disclosure relating to the market for penny stocks in connection with trades in any stock defined as a "penny stock." Commission regulations generally define a penny stock to be an equity security that has a market price of less that $5.00 per share and is not listed on Nasdaq or a major stock exchange. These regulations subject all broker-dealer transactions involving such securities to the special "Penny Stock Rules" set forth in Rule 15g-9 of the Securities Exchange Act of 1934. It may be necessary for the Selling Stockholders to utilize the services of broker-dealers who are members of the NASD. The current market price of our common stock is substantially less that $5 per share and such stock can, for at least for the foreseeable future, be expected to continue to trade in the over-the-counter market at a per share market price of substantially less than $5. Accordingly, any broker-dealer sales of our shares will be subject to the Penny Stock Rules. These Rules affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our common stock to sell their shares in the secondary market.

The Penny Stock Rules also impose special sales practice requirements on broker-dealers who sell securities to persons other than their established customers or "accredited investors." Among other things, the Penny Stock Rules require that a broker-dealer make a special suitability determination respecting the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. In addition, the Penny Stock Rules require that a broker-dealer deliver, prior to any transaction, a disclosure schedule prepared in accordance with the requirements of the Commission relating to the penny stock market. Finally, monthly statements have to be sent to any holder of such penny stocks disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Accordingly, for so long as the Penny Stock Rules are applicable to our common stock, it may be difficult to trade such stock because compliance with such Rules can delay or preclude certain trading transactions. This could have an adverse effect on the liquidity and price of our common stock.

Management substantially controls us and their interests may be different from yours and may be in conflict with yours.

The interests of our management could conflict with the interests of our stockholders. Our officers and directors beneficially own approximately 46.7% of our outstanding common stock. Accordingly, if they act together with a relatively small number of stockholders owning more than 3.4% of the outstanding common stock, they will have the power to approve corporate transactions and control the election of all of our directors and other issues for which the approval of our stockholders is required. This concentration of ownership may also delay, deter or prevent a change in control of us and may make some transactions more difficult or impossible to complete without the support of these stockholders. As a result, you may have no effective voice in our management (see "Principal Stockholders" and "Certain Transactions").

Our majority stockholders will be able to take stockholder actions without giving prior notice to any of you. You may, therefore, be unable to take preemptive measures that you believe are necessary to protect your investment in the company.

The majority stockholders (see "Principal Stockholders" in this prospectus), are able to take stockholder actions in conformance with Section 228 of the Delaware General Corporation Law and our Certificate of Incorporation, which permits them to take any action which is required to, or may, be taken at an annual or special meeting of the stockholders, without prior notice and without a vote of our stockholders. Instead of a vote, stockholder actions can be authorized by the written consents to such actions, signed by the holders of the number of shares which would have been required to be voted in favor of such action at a duly called stockholders meeting. We would not required to give prior notice to all stockholders of actions taken pursuant to the written consents of the majority stockholders and our obligations are limited to giving notice of such actions promptly after any action has been taken.

Our board of directors may issue additional shares of our common stock without the consent of any of our shareholders. Substantial future issuances of our common stock could result in dilution of your voting power and of earnings per share, which would have the result of decreasing the value of your shares.

Our Certificate of Incorporation authorizes the issuance of 100,000,000 shares of common stock. Presently, there are 48,593,569 shares of our authorized common shares remaining unissued. Our board of directors has the power to issue any or all of the remaining 48,593,569 common shares for general corporate purposes, without stockholder approval. Additionally, our recently adopted 2004 Stock Plan provides for the issuance of up to 7,500,000 shares of common stock. Furthermore, we have warrants outstanding convertible into up to 1,600,000 shares of common stock. While we presently have no commitments, contracts or intentions to issue any additional common shares, other than those issuable pursuant to the 2004 Stock Plan or upon exercise of outstanding warrants, any such future stock issuances may result in a reduction of the book value of the outstanding common shares. If we issue any additional common shares, such issuance will reduce the proportionate ownership and voting power of each other common shareholder.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares under this prospectus, but we did receive consideration from the Selling Stockholders at the time they purchased their shares. We may receive proceeds from the exercise of the warrants if they are exercised by the Selling Stockholders. Assuming the exercise of all of the Selling Stockholders' warrants, we would receive gross proceeds of approximately $260,000. The weighted average exercise price of the warrants is $0.20 per share. We intend to use any proceeds from the exercise of the warrants for working capital, general corporate purposes and continued development of our OPEX product.

                              SELLING STOCKHOLDERS

The following table provides certain information with respect to the beneficial ownership of our common stock known by us as of March 15, 2005 by each Selling Stockholder. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on March 15, 2005, or 51,406,431shares, together with securities exercisable or convertible into shares of our common stock owned by that person at March 15, 2005 which are exercisable or convertible within 60 days of March 15, 2005. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent such power may be shared with a spouse. Certain of the Selling Stockholders have material relationships with us.


With respect to two selling stockholders (Colbart Birnet L.P. and Rory Maton), each of which is an affiliate of a broker-dealers, such selling stockholders have informed us that they purchased the shares of our common stock offered by this prospectus in the ordinary course of business, and that at the time of purchase of those shares, they did not have any agreements, understandings or arrangements with any persons, directly or indirectly, to distribute the shares of our common stock offered hereby.



                                                                                                              Percentage
                                                   Shares of Common Stock Beneficially Owned                   Ownership
                                               -------------------------------------------------       ------------------------
                                                                    Number of
                                                Before               Shares              After           Before         After
    Name of Beneficial Owner                   Offering             Being Sold          Offering       Offering (1)    Offering
-------------------------------------------    --------             ----------          --------       ------------    --------
Mark Nordlicht(1)                              16,440,150           1,860,086          14,580,064         31.79          28.36

Steel Style Sales, Inc.(2)                      4,451,350           4,451,350               0              8.66           0

East Holdings LLC(3)                            4,318,000           4,318,000               0              8.40           0

Ridgecrest Capital Corp.(4)                     3,904,158             441,728           3,462,430          7.55           6.74

Jules Nordlicht(5)                              2,190,750           2,190,750               0              4.26           0

The ML Investment Trust(6)                      2,159,000           2,159,000               0              4.20           0

Avon Road Associates(7)                         2,159,000           2,159,000               0              4.20           0

TVI Investments Limited Liability Company(8)    2,159,000           2,159,000               0              4.20           0

Pierpont Capital Corp., Inc.(9)                 3,105,000           3,105,000               0              3.89           0

Yechiel Abraham Zucker(10)                      1,746,250             197,576           1,548,674          3.40           3.01

Sheila Frantz                                     250,000             250,000               0                *            0

Kathleen O'Connor(11)                             901,929             102,047             799,882          1.75           1.55

Erin O'Connor(12)                                 901,929             102,047             799,882          1.75           1.55

AYD Equity Group, Ltd.(13)                         95,250              10,777              84,473            *             *

Kerry Cassidy(14)                                 113,665             113,665               0                *            0

Timothy Higgins(15)                                31,750              31,750               0                *            0

Lauren Defino(16)                                  31,750              31,750               0                *            0

Howard Feder(17)                                  125,000             125,000               0                *            0

Regalian Properties (Provincial) Limited(18)      500,000             500,000               0                *            0

Mr. G. Mechlowitz                                 250,000             250,000               0                *            0

Howard Moher                                      250,000             250,000               0                *            0

Daniel A. Lopian                                  250,000             250,000               0                *            0

Magpie Investments Ltd.(19)                       125,000             125,000               0                *            0

                                                                                                              Percentage
                                                   Shares of Common Stock Beneficially Owned                   Ownership
                                               ------------------------------------------------        ------------------------
                                                                    Number of
                                                Before               Shares             After            Before         After
    Name of Beneficial Owner                   Offering             Being Sold         Offering        Offering (1)    Offering
-------------------------------------------    --------             ----------         --------        ------------    --------
Heather C. Frantz(20)                           1,236,250           1,236,250               0              2.40           0

Eli Lerner                                        250,000             250,000               0                *            0

Shekel Hakodesh(21)                               500,000             500,000               0                *            0

Jonah Jay Lobell                                  250,000             250,000               0                *            0

Colbart Birnet L.P.(22)                           500,000             500,000               0                *            0

William T. O'Donnell, Jr                          500,000             500,000               0                *            0

Jeffrey G. Sullivan                               500,000             500,000               0                *            0

Kenmore Associates LLC(23)                        500,000             500,000               0                *            0

Daniel J. Saks                                    125,000             125,000               0                *            0

Robert L. Haig                                    375,000             375,000               0                *            0

Chesed Congregations of America(24)               250,000             250,000               0                *            0

Karen Hoffman                                      10,000              10,000               0                *            0

Kevin DeAndrea(25)                                125,000             125,000               0                *            0

Megan M. Foley(26)                                500,000             500,000               0                *            0

Jackson Steinem, Inc.(27)                          50,000              50,000               0                *            0

Rory Maton                                        317,500             317,500               0                *            0

Rebecca Lang                                      158,750             158,750               0                *            0

Joel Shandelman(28)                               100,000             100,000               0                *            0


* Less than one percent (1%).

(1) Mark Nordlicht is the Chairman of our Board of Directors.


(2) The beneficial owners of Steel Style Sales, Inc. are Brian M Plotkin and Steven M. Plotkin.

(3) The beneficial owner of East Holdings, LLC is Harry Adler.

(4) Edward O'Connor is a director of the Company, our CEO, President and Treasurer and is the beneficial owner and Vice President of Ridgecrest Capital Corp.

(5) Jules Nordlicht is Mark Nordlicht's father.

(6) The beneficial owner of The ML Investment Trust is Michael Landau.

(7) The beneficial owner of Avon Road Associates is Moshe Wagh.

(8) The beneficial owner of TVI Investments Limited Liability Company is Drew D. Markson.

(9) Kevin P. Cassidy, our former Chief Executive Officer, is a stockholder of Pierpont Capital Corp., Inc. Includes 1,200,000 shares to be issued to Pierpont Capital Corp. upon the exercise of common stock purchase warrants exercisable at $0.20 per share. Only 100,000 of these warrants were exercisable at December 22, 2004 or within 60 days thereafter. Although all shares underlying these warrants are being registered hereby, only 100,000 shares are deemed to be beneficially owned by the holder.

(10) Yechiel Abraham Zucker is the Company's Executive Vice President and Secretary.

(11) Kathleen O'Connor is Edward O'Connor's daughter.

(12) Erin O'Connor is Edward O'Connor's daughter.

(13) Yecheil Abraham Zucker, the Company's Executive Vice President and Secretary, is the owner of AYD Equity Group, Ltd.

(14) Kerry Cassidy is the daughter of Kevin Cassidy.

(15) Timothy Higgins is the nephew of Kevin Cassidy

(16) Lauren Defino is the niece of Kevin Cassidy.

(17) Howard Feder is a former employee of ours.

(18) The beneficial owners of Regalian Properties (Provincial) Limited are Jonathan L. Goldstone, Ervin Landau and Diana Darlington.

(19) The beneficial owner of Magpie Investments LTD. is Gary Leibler.

(20) Heather C. Frantz is the sister-in-law of Kevin Cassidy and the daughter of Sheila Frantz.

(21) Shekel Hakodesh is a charitable corporation.

(22) The beneficial owners of Colbart Birnet L.P. are Ezra Birnbaum, Eli Levitan and Menachem Lifshitz.

(23) The beneficial owners of Kenmore Associates LLC are Ralph Herzka, Aaron Birnbaum, Jeff Weinberg and Avi Weinstock.

(24) Chesed Congregations of America is a charitable corporation.

(25) Kevin DeAndrea is an employee of Capital Energy Services. Edward J. O'Connor, our President and a director, is a 50% shareholder of CES.

(26) Megan M. Foley is the sister of Kevin Cassidy.

(27) The beneficial owner of Jackson Steinem, Inc. is Adam S. Gottbetter of Gottbetter & Partners, LLP, our legal counsel.

(28) Includes 100,000 shares to be issued to Joel Shandelman upon the exercise of common stock purchase warrants exercisable at $0.20 per share. Mr. Shandelman is a former employee of ours.


                                 CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004

Long-term portion of due to chairman of the board                  $ 1,862,943
Long-term portion of due to related party                              505,357
                                                                   -----------
Long-term debt                                                       2,368,300

Preferred Stock; $.0001 par value, 5,000,000 shares authorized,
    none issued and outstanding at September 30, 2004                       --
Common stock; $.0001 par value, 100,000,000 shares authorized,
    51,406,431 issued and outstanding at December 31, 2004               5,141
Additional paid-in capital                                           7,784,411
Accumulated deficit                                                 (9,048,073)
                                                                   -----------

     Total stockholders' deficit                                    (1,258,521)
                                                                   -----------

Total capitalization                                               $ 1,109,779
                                                                   ===========

                              PLAN OF DISTRIBUTION

GENERAL

The Selling Stockholders are offering the common shares for their accounts and not for our account. We will not receive any proceeds from the sale of the common stock offered by the Selling Stockholders, but we did receive consideration from the Selling Stockholders at the time they purchased the shares from us. We will receive proceeds from the exercise price of the warrants if they are exercised by the Selling Stockholders. We intend to use any proceeds from the exercise of the warrants for working capital, general corporate purposes and continued development of our OPEX product.

The Selling Stockholders may be deemed statutory underwriters within the meaning of the Securities Act of 1933 in connection with such sales of common shares and may be deemed to be acting as underwriters in their resales of the common shares under this prospectus. We will pay the costs of registering the shares under this prospectus, including legal, accounting, and related fees. The Selling Stockholders will pay any underwriting discounts and brokerage commissions associated with these sales. Unless otherwise permitted, the commission or discount which may be received by any member of the National Association of Securities Dealers, Inc. in connection with these sales will not be greater than 8%.

To enable the Selling Stockholders to resell the common shares owned by them and covered by this prospectus, we intend to maintain that registration for a period of twelve months.

Shares of common stock offered through this prospectus may be sold from time to time by the Selling Stockholders or by their respective pledgees, donees, transferees or other successors in interest. We will supplement this prospectus to disclose the names of any pledges, donees, transferees, or other successors in interest that intend to offer common stock through this prospectus.

The Selling Stockholders will act independently of us in making decisions with respect to the form, timing, manner and size of each sale.

The common shares may be sold in one or more of the following manners:

a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker or dealer for its account under this prospectus; privately negotiated transactions or ordinary brokerage transactions and transactions in which the broker solicits purchases; any combination of these methods; or any other method permitted by applicable law.

Any common shares covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. We will not receive any of the proceeds from the sale of these common shares, although we have paid the expenses of preparing this prospectus and the related registration statement of which it is a part.

We will pay all the expenses incident to the registration, offering and sale of the shares of common stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. If any of these other expenses exists, we expect the selling stockholders to pay these expenses. We estimate that the expenses of the offering to be borne by us will be approximately $105,800. The offering expenses consist of: an SEC registration fee of $799, printing expenses of $5,000 accounting fees of $10,000, legal fees of $75,000 and miscellaneous expenses of $10,000.

The Selling Stockholders are subject to the applicable provisions of the Exchange Act, and the rules and regulations thereunder which may restrict certain activities of, and limit the timing of purchases and sales of securities by, Selling Stockholders and other persons participating in a distribution of securities. We can give no assurance that the Selling Stockholders will sell any or all of the shares of common stock offered by them under this prospectus.

REGISTRATION OF SELLING STOCKHOLDERS' COMMON STOCK

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. We intend to use our best efforts to keep the registration statement effective for twelve months. In connection with any such registration, we will have no obligation to assist or cooperate with the Selling Stockholders in the offering or disposing of such shares; to indemnify or hold harmless the holders of any such shares, other than the Selling Stockholders or any underwriter designated by such holders; or to obtain a commitment from an underwriter relative to the sale of any such shares.

We will assume no obligation or responsibility whatsoever to determine a method of disposition for such shares or to otherwise include such shares within the confines of any registered offering other than the registration statement of which this prospectus is a part.

We will use our best efforts to file one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus. This may include, to the extent required under the Securities Act of 1933, that a supplemental prospectus be filed, disclosing: the name of any broker-dealers; the number of common shares involved; the price at which the common shares are to be sold; the commissions paid or discounts or concessions allowed to broker-dealers, where applicable; that broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and any other facts material to the transaction.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

OVERVIEW

In recent years, the energy industry changed drastically. Long a volatile industry, high profile bankruptcies, such as Enron, sparked a flight of capital and a lack of confidence in the financial position of energy related market participants, which forced energy companies to depart the energy trading markets. We believe that the flow of investment out of energy trading markets was mostly felt during 2003. During 2004, we have observed a higher level of participants within the investment banking and hedge fund community committing capital to energy trading, which has increased the level of volume within the energy trading markets. Such higher level of participants has also increased our revenues, net income, and cash flow from operating activities which has improved our financial condition. We also believe that we will need to continue to increase our research and development expenditures in the foreseeable future which would be financed by our cash flows from operations.

We are in the process of completing the development of our electronic trading system, OPEX. We had temporarily discontinued such efforts in 2003 and resumed them in late 2004. We intend to complete the development and initial launch of the OPEX system in the first half of 2005. We believe the costs associated with finalizing the development of the first operating version of OPEX and the marketing costs associated with the initial launch will be at least $500,000 and $100,000 respectively and will be financed by our cash flows from operations. While we used $600,000 in our operating activities for the nine-month period ended September 30, 2004, we have generated in excess of $700,000 in cash from our operating activities for the three-month period ended December 31, 2004. We believe that we will continue to generate cash flows from operations in the foreseeable future sufficient to permit us to absorb the costs to complete the development of OPEX as well as the costs related to its initial launch. The additional work necessary to finalize the development of the first operating version of OPEX consists primarily of ensuring that all transactions entered in OPEX are properly processed and certain feature enhancements.

During 2003, our revenues significantly declined due to a lower volume of transactions handled on behalf of our customers, consistent with the aforementioned market conditions. However, our revenues during 2004 increased resulting from higher volume of transactions handled on behalf of our customers, as well as from revenues earned from our floor brokerage operations launched in April 2004 and incentives earned pursuant to agreements with two U.S. exchanges.

During 2004, we settled a dispute with a software development firm which required significant legal fees and settlement costs recorded in 2003.

Since inception, substantially all of our operations were funded by Mark Nordlicht, our Chairman of the Board and a stockholder. Additionally, during the fourth quarter of 2004, we successfully closed an equity financing generating gross proceeds of approximately $1.25 million.

PLAN OF OPERATIONS

We believe that a majority of our revenues will continue to be generated through voice-brokerage for the foreseeable future. Once OPEX is launched during the first half of 2005, we expect that revenues generated through OPEX will constitute a small but growing portion of our revenues. We are unable to determine whether our revenues will continue to grow at the same rate as they have grown in 2004 when compared to 2003.

We are in the process of completing the development of our electronic trading system, OPEX. We had temporarily discontinued such efforts in 2003 and resumed them in late 2004. We intend to complete the development and initial launch of the OPEX system in the first half of 2005. We believe the costs associated with finalizing the development of the first operating version of OPEX and the marketing costs associated with the initial launch will be at least $500,000 and $100,000 respectively and will be financed by our cash flows from operations. The additional work necessary to finalize the development of the first operating version of OPEX consists primarily of ensuring that all transactions entered in OPEX are properly processed and certain feature enhancements.

We expect that our selling, general, and administrative expenses will be higher during 2005 than during 2004 due to incremental expenses such as legal fees, accounting fees, investor relations expenses, and other costs associated with being a publicly-traded company as well as the aforementioned initial costs of launching OPEX. We believe that we can fund such additional expenses from cash flows from operations.

This discussion and analysis of our financial condition should be read in connection with our financial statements and accompanying notes thereto in this registration statement on Form SB-2 for the fiscal year ended December 31, 2004, including without limitation the information set forth under the heading "Critical Accounting Policies and Estimates".

RESULTS OF OPERATIONS FOR FISCAL YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                 For the year ended               Increase/           Increase/
                                                     December 31                 (Decrease)           (Decrease)
                                           ------------------------------        in $ 2004            in % 2004
                                               2004               2003             vs 2003             vs 2003
                                           -----------        -----------        -----------         -----------
Brokerage fees                             $ 1,885,489        $   682,690        $ 1,202,799             176.2%
Brokerage fees-related party                 1,011,014                 --          1,011,014              NM
Incentives                                     597,734                 --            597,734              NM
                                           -----------        -----------        -----------
Net revenues                                 3,494,237            682,690          2,811,547             411.8%

Cost of revenues                             1,094,992            838,660            256,332              30.6%
Cost of revenues-related party                 466,610                 --            466,610              NM
                                           -----------        -----------        -----------         -----------
                                             1,561,602            838,660            722,942              86.2%

Gross profit                                 1,932,635           (155,970)         2,088,605              NM

Operating expenses:
  Selling, general and administrative        1,294,153          2,304,632         (1,010,479)           -43.8%
  Research and development                     116,520            552,708           (436,188)           -78.9%
                                           -----------        -----------        -----------

     Total operating expenses                1,410,673          2,857,340         (1,446,667)           -50.6%

     Operating income (loss)                   521,962         (3,013,310)         3,535,272              NM

  Other income (expense):
  Gain on extinguishment of debt               238,282                 --            238,282              NM
  Interest expense to related parties         (276,471)          (238,991)            37,480            -15.7%
                                           -----------        -----------        -----------
                                               (38,189)          (238,991)           200,802              NM

Net income (loss)                          $   483,773        $(3,252,301)       $ 3,736,074              NM
                                           ===========        ===========        ===========

NM: Not meaningful

                                    REVENUES

Revenues consist of fees earned from energy derivatives transactions. The increase in revenues of approximately $2.8 million during 2004, when compared to 2003, is primarily due to an increase in the volume of transactions handled by us on behalf of our customers, as well as increase in revenues from our floor brokerage operations launched in April 2004, and from incentives earned pursuant to agreements with two exchanges. This increase in revenues was partially offset by lower average commissions per volume of transactions handled by us on behalf of our customers. We expect that our revenues from floor brokerage operations will be higher during 2005 than during 2004 since we will then have a full year of floor brokerage operations instead of nine months of such operations in 2004.

Cost of revenues

Cost of revenues consists primarily of compensation of personnel directly associated with handling the energy derivative transactions on behalf of our customers as well as expenses associated with our floor brokerage operations. The increase in cost of revenues of approximately $720,000 during 2004 when compared to 2003, is primarily attributable to an increase in costs associated with our floor brokerage operations and increased bonuses to our brokers resulting from the increase in revenues during 2004. We expect that our cost of revenues associated with floor brokerage operations will be higher during 2005 than during 2004 since we will then have a full year of floor brokerage operations instead of nine months of such operations in 2004.

Selling, general, and administrative expenses

Selling, general, and administrative expenses consists primarily of compensation of personnel supporting our operations as well as professional fees, such as legal fees, incurred to handle certain matters which occur during the course of operations. The decrease in selling, general, and administrative expenses of approximately $1.0 million during 2004, when compared to 2003, is primarily attributable to decrease in legal fees incurred in connection with a dispute related to our contract with the software development firm hired to develop our electronic trading system which were settled in early 2004. We also expect that our selling, general, and administrative expenses will be higher during 2005 than during 2004 due to incremental expenses associated with being a publicly-traded company.

Research and development

Research and development expenses consist primarily of compensation of personnel and consultants associated with the development of our automated electronic trading system. The decrease in research and development expenses of approximately $440,000 during 2004, when compared to 2003, is primarily due to the temporary discontinuation of our software development efforts during 2003 and we have recently resumed the development of our electronic trading system during the second-half of 2004. We also expect that our research and development expenses will be higher during 2005 than during 2004 resulting from our recent resumption of our research and development efforts.

Gain on extinguishments of debt

Gain on extinguishments of debt consists of gain resulting from the settlement of professional fees due to our former legal counsel. The settlement, generating gains of approximately $240,000, occurred in May 2004.

Interest expense to related parties

Interest expense to related parties consists of interest charges associated with amounts due to related parties. The increase in interest expense to related parties of approximately $38,000 during 2004, when compared to the same period in 2003 is primarily due to an increase in the imputed rate on the due to Mark Nordlicht, our Chairman of the Board, from less than 5% during 2003 and the first quarter of 2004 to 12% during the last nine months of 2004, as well as the increase in amounts due to Capital Energy Services, a related party, which occurred in April 2004. The imputed rate during 2003 of less than 5% represented the actual interest rate accrued under such borrowing. Upon modification of terms of the amounts due to Mark Nordlicht and under the agreement with CES, these arrangements provide that such amounts due to mature in April 2014, do not currently bear interest and will only bear interest if we obtain any new equity or debt financing in excess of $1.0 million ("Capital Raise"). In the event of a Capital Raise, the amounts due to Mark Nordlicht and CES will accrue at an interest rate of 12%. Considering that the amounts due to Mark Nordlicht and CES constitute long-term debt, we have recorded discounts of approximately $3.9 million and $1.0 million on the amounts due to Mark Nordlicht and CES, respectively. In absence of any other metrics, we have used an imputed rate of 12%, consistent with the rate we would pay in the event of a Capital Raise, to discount such amounts due. We did not owe any amounts to Capital Energy Services in 2003.


Stock-based compensation

We had 780,250 stock options outstanding at December 31, 2004, of which 261,833 options were vested and 518,417 were unvested. All outstanding options were granted on December 3, 2004. The exercise price of such options amounts to $0.20 per share. The fair value of the common stock underlying such options amounted to $0.20 at the date of grant, which wass also the offering price of such shares in our September-December 2004 private offering. Accordingly, no intrinsic value was attributed to the options granted during 2004. The fair value of the common stock is based on the value attributed to shares of common stock issued pursuant to our $1,252,000 private placement to third-party investors, which closed contemporaneously with the grant of options.

In determining the fair value of the options granted in 2004, we considered the following significant factors, assumptions and methodologies:

o The shares issued pursuant to the private placement has the same rights than those underlying the options;

o Our shares of common stock were not publicly-traded at the time of the grant of options;

o Contemporaneously to the grant of options, we closed a $1,252,000 private placement to third-party investors priced at the same value as the options.

Based on the above, we believe that there are no significant factors contributing to a difference between the fair value of the options at the date of each grant and the estimated offering price.

We have based our conclusions using the market approach as a valuation technique. Under the market approach, fair value is based on values indicated by observable prices and other information derived from actual transactions involving identical, similar, or otherwise comparable financial instruments. In this case, the terms and the timing of the $1,252,000 private placement formed the basis of our conclusion. We have excluded from our analysis the income approach, under which the fair value is estimated by converting future amounts (cash flows or earnings) into a single discounted present value, due to higher uncertainties to determine such future amounts. We have also excluded from our analysis the cost approach, under which the fair value is estimated based on the amount currently required to replace an asset's service capacity, due to its inapplicability to financial instruments such as our shares of common stock. We have not obtain a contemporaneous valuation by an unrelated valuation specialist because we believe that the cost of such the valuation would have outweigh its benefits considering that the conclusion of such specialist would not have differed significantly from our conclusion.


LIQUIDITY AND CAPITAL RESOURCES

Historically, we have funded our operations primarily from proceeds of notes payable to Mark Nordlicht, our Chairman and one of our principal stockholders.

During 2004, we generated proceeds of $1,252,000 from the issuance of common stock. These shares were sold to sophisticated investors by means of an offering memorandum in a private transaction which was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D under the Act. The proceeds from this stock issuance, together with the proceeds of an additional $350,000 received from Mr. Nordlicht, were used to repay a note payable to Platinum Partners, L.P., an affiliated company of Mr. Nordlicht, of $500,000 and to pay $250,000 to a software development consultant and $425,000 to our former legal counsel. The $300,000 and $50,000 received from the issuance of a note payable and a line of credit payable to Mark Nordlicht, respectively, were repaid in 2004. The following changes in operating assets and liabilities occurred in 2004: accounts receivable, due from CES, a related party, and incentive receivables increased by approximately $129,000, $294,000 and $132,000, respectively, primarily as a result of an increase in related revenues. Furthermore, two of our officers at the time, Edward O'Connor and Kevin Cassidy, forfeited certain compensation amounting to $375,000, which is accounted for as an increase in additional paid-in capital.


During 2003, we funded our operating loss by issuing notes payable to Mr. Nordlicht and Platinum Partners, L.P., an affiliated company of Mr. Nordlicht, amounting to $1,880,000 which accrued interest of $240,000 and by increasing our accounts payable by approximately $850,000.


We do not currently have any material commitments for capital expenditures. We have commitments to pay CES minimum annual fixed fees of $50,000 and $1,525,000 on April 1, 2014. We also have commitments to pay Mark Nordlicht $5,621,753 on April 1, 2014. In the event of a Capital Raise, we will pay up to 39.33% and 10.6% of the amount raised, up to $2,810,877 and $762,500, to Mark Nordlicht and CES, respectively. During April 2005, CES assigned its rights to the Company's liability of $1,525,000 equally to Edward O'Connor and Kevin Cassidy, co-owners of CES. Subsequently, during April 2005, the Company entered into modifications of the terms of the amounts due from it to Mark Nordlicht, Edward O'Connor and Kevin Cassidy. The modified terms provide that, among other things, in the event of a Capital Raise, the interest rate accrued after such event is reduced from 12% to 4.68%. Additionally, the Company may make principal repayments towards such liabilities amounting to approximately 25% of its quarterly cash flows from operating activities less capital expenditures. Furthermore, the Company made a principal repayment of $150,000 on the amount due to Kevin Cassidy and $69,638 on the amount due to Mark Nordlicht. The principal repayment of $69,638 on the amount due to Mark Nordlicht was offset against an accounts receivable from one of our clients (which client is unaffiliated with Mr. Nordlicht).


We believe that our office facilities and equipment will be sufficient to meet our needs for the foreseeable future.

                                  GOING CONCERN

We have incurred an accumulated deficit of approximately $9.0 million since inception. Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future by increasing our revenues and reducing certain expenses from our historical levels and to secure the necessary financing to meet its obligations and repay our liabilities arising from normal business operations when they become due. The outcome of these cannot be predicted with any certainty or precision at this time.

We have provided for our capital needs during 2004 by issuing equity securities generating gross proceeds of $1.252 million. Management does not anticipate issuing equity or debt securities in the foreseeable future. Additionally, we have increased our revenues and operating income by approximately $2.8 million and $3.6 million to $3.5 million and $484,000, respectively, during 2004, when compared to the prior year period. Management plans to increase our revenues by expanding our customer base and introducing our automated electronic trading system. We cannot assure you that we will expand our customer base or that we will successfully introduce our electronic trading system in the next twelve months. These matters, among others, raise substantial doubt about our ability to continue as a going concern.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

A summary of significant accounting policies is included in Note 3 to the audited financial statements included in this prospectus for the year ended December 31, 2004. Management believes that the application of these policies on a consistent basis enables us to provide useful and reliable financial information about our operating results and financial condition. Our financial statements and accompanying notes are prepared in accordance with U.S. GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition,

REVENUE RECOGNITION

Revenue is recognized when earned. Our revenue recognition policies are in compliance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition". The application of SAB No. 104 requires us to apply our judgment, including whether our customers receive services over a period of time.

We generally invoice our customers monthly, for all transactions which have been executed during such month. Revenues are recognized on the day of trade-trade day basis. Our revenues derive from a certain predetermined fixed fee of the transactions we execute on behalf of our customers. The fee is based on the volume of financial instruments traded. We base our fees on oral and written contracts and confirm the fees in writing upon the execution of each transaction.

We also receive incentives from NYMEX and ICE for the volume of transactions conducted by us using their platform. The incentives are based on a percentage of the total revenues received by the exchange attributable to our volume of transactions submitted to the respective exchanges. We also apply our judgment when making estimates monthly of such incentives based on the volumes of transactions submitted to the respective exchanges and the exchanges' published revenues by type of transaction.

We, pursuant to SAB 104, realize the incentive revenues realized or realizable when the all of the following criteria are met:

1) Persuasive evidence of an arrangement exists. We have a written separate agreement with one of the exchanges. The other exchange has publicly published the terms of its incentive program in 2003 which is offered to all intermediaries in the select transactions;

2) Delivery has occurred or services have been rendered. Under arrangements with both exchanges, the incentives are earned on the day we submit transactions to the respective exchanges based on the revenues generated from such transactions and are no longer subject to minimum volume of transactions to the respective exchanges. We account for all transactions submitted to each exchange on a daily basis. Accordingly, we are able to determine when the incentives are earned based on the date it submits transactions to the exchanges. We have no other obligations to the exchanges to earn the incentives;

3) "Seller's" price to the buyer is fixed or determinable. Based on the incentive program terms of each exchange, their published prices for the type of transactions we submit to them, and our transactions records, we are able to determine an estimate for the revenues each exchange earns in connection with the transactions it submits, and accordingly, the amount, if any of the incentives we earn in connection with such transactions; and

4) Collectibility is reasonably assured. Both exchanges have paid us during the fourth quarter of 2004 for incentives earned prior to September 30, 2004. We have no knowledge that they do not intend to pay these incentives, if earned, in the future. Furthermore, we intend to enforce the payment of any incentives receivable under the incentive programs.

                             DESCRIPTION OF BUSINESS

GENERAL

We were formed as a Delaware corporation on February 4, 2000, with the goal of creating OPEX, a comprehensive electronic options trading platform designed to provide enhancements to the existing Over-the-Counter ("OTC") market. OPEX, when developed and operational, will be a real time electronic trade matching and brokerage system specifically for options and swaps trading by professional derivatives traders. The system is designed to accommodate trading strategies currently used on the traditional OTC, commodity and equity exchanges. Our focus is on the OTC market for financially settled energy options.

In March 2001, we expanded our service offering by combining OTC voice brokerage with electronic order matching and acquired the OTC trading division of Orion Energy Services LLC. The combination of our technology with Orion's brokerage experience will allow us to provide full service trade-matching and brokerage solutions to our customers.

We provide the following services:

o OTC commodity derivatives brokerage, which is to facilitate the trade of energy derivatives, such as Natural Gas options and swaps between counterparties. These derivatives are financially settled, and lock in a price for the underlying derivative at a specified price or price range within a specified period of time. Since they are financially settled, no underlying product is delivered; instead, the transaction is settled financially between the counterparties or the exchange;

o commodity derivatives services on the floor of the New York Mercantile Exchange (the "NYMEX") (also known as "Floor" or "Open Outcry" brokerage), which is to facilitate the trade of energy futures and options between counterparties and was launched in April 2004. Such services are provided through an affiliate, Capital Energy Services LLC ("CES"); and

o software development and deployment of electronic brokerage platform, which is to automate the trading of energy derivatives between counterparties.

Generally, the nature and mechanics of our business is to inquire of our clients needs in the trade of energy options, swaps, and futures. Once we understand their needs: in the case of NYMEX futures or options, the trade is presented on the NYMEX through CES; and in the case of OTC swaps and options, we inquire of other clients whether they are interested in participating in such transaction. Once the counterparties agree on a certain trade, we match the counterparties and consummate the trade by (i) in the case of a bilateral OTC trade, by confirming the details of the executed trade with both counterparties or (ii) in the case of a cleared trade, by submitting such trade to an exchange.

Presently, OTC brokerage is facilitated by brokering trades between our clients via telephone and electronic messaging, often referred to as voice brokerage. By building a relationship with our existing and potential customers, our brokers learn about their interests and opportunities they are seeking. We intend to combine traditional voice brokerage with electronic trading by offering a hybrid combination of voice and electronic transactions; customers will be able to move between voice and electronic trading with no loss in liquidity. Our customers will be able to transact in the same markets, regardless of whether or not they entered orders electronically or through a broker. We aim to provide a bridge between OTC Options and Electronic trading.

Central to OPEX is the trade-matching engine, which is designed to facilitate real-time trading of derivative products irrespective of a particular market. Based on our experience in trading and brokering Over-the-Counter swaps and options, attention was given to the user experience and user-interface ergonomics. In designing the system attention was paid to the way traders currently execute their trades and how they could comfortably transition to an electronic trading platform. The outcome is a graphical user interface that is both simple and intuitive to use.

OPEX's trading platform (for which there are pending patents) was designed with the aid of professional options traders to facilitate strategies that are currently executed on the OTC, commodity and equity exchanges. The system can be customized by the user to execute various options trading strategies.

The OPEX trader workstation is designed to be user friendly and enable traders to organize their transactions while simultaneously keeping track of relevant market information. The OPEX workstation will offer the following features and functionalities:

Request for Quotes (RFQ) - Traders broadcast in real time to all system users' requests for updated bids or offers on any future or option type traded on the system.

Market Activity - Users have equal access to market information by displaying all bids, offers and executed submitted on the system.

Potential Orders - Traders create a series of potential orders that can be submitted as market conditions change.

Working Orders - Traders monitor all their unfilled or partially executed orders that have been submitted to OPEX.

Filled Orders - Traders view all their executed trades for a given trading session.

The OPEX electronic order matching and brokerage system is designed to eliminate inefficiencies of the traditional trading environments by offering the following advantages:

Price Transparency - OPEX is designed to enable each trader to view, in real time, all available bids and offers in the marketplace as well as the number of corresponding contracts for each bid and offer.

Anonymity - The OPEX trading platform will preserve the anonymity of it's users by only disclosing the price and size information of all trades.

Customized Expiration Dates - Traders are often limited by standard expiration dates set by exchanges. We will allow users to create options trading strategies with customized expiration dates.

Customized Strike Prices - Rather than being constrained by listed strike prices, we anticipate including a feature allowing traders to create strike prices tailored to their market expectations.

Credit Screening - Users create a select list of approved counterparties. The trading system will ensure that only approved counterparties can execute trades with each other. OPEX's users can update their counterparty lists at any time.

Virtual Back Office - OPEX will automatically generate a digital audit trail once a trade is consummated. Previous trades going back years will be stored in the OPEX system.

We intend to offer these features when OPEX is launched. Because OPEX is in development, these features could be changed or eliminated, and additional features may be added.

We presently intend to launch OPEX in the first half of 2005.

Strategy

We intend to employ the following key strategies to achieve our goal of being a leading facilitator of energy derivatives:

o Increase revenues from existing and new customers by offering OPEX, which could automate some of the transactions now handled by voice brokerage and provide more pertinent market information to our customers, improving the liquidity of the natural gas options and swaps market,

o Expand our product offerings to include other energy derivatives products such as Crude Oil options and swaps.

o An efficient use of OPEX by its users will allow us to devote more resources to interactions and related business development with potential customers,

o Develop new strategic relationships, such as marketing and technical relationships with exchanges, which will allow us to market their new solutions to our clients as well as integrate our technology with theirs

HOW WE GENERATE REVENUES

We generate revenues by charging commissions fees based on the transactions we submit for trading on behalf of our clients. Our fees for brokerage services for options and swaps are up to $5.00 per 10,000 million British thermal units (mmBtu) of natural gas per contract. Our fees are earned on the date of the trade. We anticipate that, initially, our fees in connection with the use of OPEX for options and swaps will also be up to $5.00 per 10,000 mmBtu of natural gas per contract.

We also receive incentives from ICE and NYMEX. The incentives are earned based on a percentage of the total revenues received by the exchange attributable to our volume of transactions submitted to the respective exchanges. For example, under the incentive program offered by NYMEX, 50% of the revenues from NYMEX ClearPort is allocated to an intermediary incentive pool. At the end of each month, the qualifying intermediaries, including us, receive their pro-rata share based on the volume for which they were responsible. There is no minimum volume requirement in order to participate. Under the incentive program offered by ICE, we receive 50% of the revenues earned by ICE from the transactions we have submitted to them. There is no longer a minimum volume requirement in order to participate.

Furthermore, we generate revenues from CES floor brokerage operations, which are commission fees based on transactions they broker on behalf of their clients. In return for such floor brokerage revenues from CES, we assume all associated expenses incurred by CES, including brokerage commissions paid by CES to its employees.. The transactions facilitated by CES consist mostly of options and futures contracts on natural gas, which fees ranged between $1.00 and $1.50 per 10,000 mmBtu of natural gas, per contract.

HOW WE MARKET OUR SERVICES

We market our brokerage services through our broker-employees and through consultants, such as Kevin Cassidy. We market our services by providing information on specific transactions or market conditions to our existing and prospective clients. All of our broker-employees and consultants conduct their sales activities from our office facilities in Briarcliff Manor, New York and on the floor of the New York Mercantile Exchange. We will market our OPEX system primarily by providing demonstrations, training, sales events, and sales collateral to our existing and potential customers.

HOW WE OPERATE

Our OTC brokerage operations are conducted from our Briarcliff Manor, New York, office and our floor operations are conducted from the floor of the New York Mercantile Exchange. We have five employees and one consultant, Kevin Cassidy, at the Briarcliff Manor location, and three employees at the NYMEX location who interact heavily with our existing and potential clients. Generally, the nature and mechanics of our business is to inquire of our clients needs in the trade of energy options, swaps, and futures. Once we understand their needs: in the case of NYMEX futures or options, the trade is presented on the NYMEX through CES; and in the case of OTC swaps and options, we inquire of other clients whether they are interested in participating in such transaction. Once the counterparties agree on a certain trade, we match the counterparties and consummate the trade by (i) in the case of a bilateral OTC trade, by confirming the details of the executed trade with both counterparties or (ii) in the case of a cleared trade, by submitting such trade to an exchange.

We rely heavily on communication technology to interact with our clients, whether by phone, e-mail, and/or instant messaging. We anticipate that, in the future, we will further rely on Internet based communications for the operation of OPEX.

We keep abreast of conditions in the natural gas trading market by receiving information using a combination of technology, such as trading software, relevant business news from different wiring services and traditional broadcast as well as leveraging the presence of OPEX employees on the floor of the NYMEX.

BUSINESS ALLIANCES

In April 2004, we entered into a Master Services Agreement with Capital Energy Services LLC ("CES"). This agreement enabled us to realize the benefits of brokerage services offered on the floor of the New York Mercantile Exchange (the "NYMEX"). Only NYMEX members may offer brokerage services on the floor of NYMEX. For a corporation to become a member of NYMEX, it must either 1) purchase two seats on NYMEX, or 2) be beneficially owned by an individual who has purchased or leased a seat on NYMEX. We are not beneficially owned by an individual, so the second method of obtaining membership was not available to us. With regard to the first method, the current market value of a seat on NYMEX is approximately $1.8 million, so membership would have cost us approximately $3.6 million. Accordingly, by entering into this agreement with CES, we were able to more efficiently use our resources instead of making the large investment of purchasing seats on the NYMEX. Additionally, we could leverage their experience in floor brokerage as well as selling our services to their customer base. We provide CES with their marketing and brokerage support services for the NYMEX business. We agreed to pay CES (a) a minimum fixed annual fee of $50,000 payable in 24 bi-monthly installments of $2,083, for the duration of the contract and
(b) a deferred payment of $1,525,000. The deferred payment is payable on the first to occur of the tenth anniversary of the agreement or our closing a financing (excluding our recent private placement) of at least $1,000,000, in which event we shall pay up to 10.67% of the financing, in an amount not to exceed $762,500, and the balance in a promissory note bearing interest at 12% per annum which shall become due and payable on the tenth anniversary of the agreement. CES will make monthly payments to us equal to (a) the gross receipts of the floor business, which consists of commission fees on natural gas future transactions less (b) brokerage expenses less the amount of the bimonthly fees paid. If gross receipts in any month are less than brokerage expenses less the amount of the bimonthly fees paid, we shall pay CES the difference. Edward J. O'Connor, our President and a director, is a shareholder of CES. Kevin P. Cassidy, our Chief Executive Officer until March 31, 2004, is the Managing Director of CES.

On April 1, 2004, we entered into a Consulting Agreement with Kevin P. Cassidy (the "Consultant") whereby the Consultant was engaged by us for a period of five years as an OTC broker, marketing manager, and management consultant for $215,000 per year total compensation. Mr. Cassidy is also a Managing Director of CES. Furthermore, we issued warrants to purchase 1,200,000 shares of our common stock to Pierpont Capital Corp., an entity owned by Mr. Cassidy. The warrants are exercisable at a price of $0.20 per share and expire in June 2007. The warrants are exercisable in six traunches of up to 200,000 warrants if certain trading milestones are met during three six-month periods following the issuance of such warrants.


During April 2005, CES assigned its rights to the Company's liability of $1,525,000 equally to Edward O'Connor and Kevin Cassidy, co-owners of CES. Subsequently, during April 2005, the Company entered into a modification of the terms of the amounts due from it to Edward O'Connor and Kevin Cassidy. The modified terms provide that, among other things, in the event of a Capital Raise, the interest rate accrued after such event is reduced from 12% to 4.68%. Additionally, the Company may make principal repayments towards such liabilities, including amounts due to Mark Nordlicht, our Chairman of the Board, amounting to approximately 25% of its quarterly cash flows from operating activities less capital expenditures. Furthermore, the Company made a principal repayment of $150,000 on the amount due to Kevin Cassidy.


CUSTOMER CONCENTRATION

One of our customers, Bank of Montreal, accounted for approximately 10% of our revenues during 2004. Two of our customers, Bank of Montreal and Coral Energy Holding, L.P., accounted for approximately 17% and 10%, respectively, of our revenues during 2003.

COMPETITION

We have many competitors in the market of brokering natural gas options. Capital investment for entry into the market is low. Accordingly, a number of small brokerage firms flourish along side of larger more established brokerage firms, such as Cantor Fitzgerald, EDF Man and ICAP. To date, we do not believe any one company has achieved a dominant position.

With the advent of OTC cleared options, we and other OTC brokers have been able to capitalize on this opportunity by using the newly available clearing mechanisms to match previously unmatchable counterparties. With lesser credit concerns, it allows more liquidity in the energy options market.

We currently use the traditional OTC broker approach whereby customer contact is initiated over the phone and on the Internet instant messaging systems, as do the majority of our competitors. Instead of continuing to compete using the same methodology similar to our competition in our niche market, we think the OPEX platform will let customers interact directly with other customer markets, bypassing the traditional brokerage intermediary, with faster and more accurate execution. We believe that this platform will allow us to compete more favorably.

There are several other well-financed companies who do or may compete with us including the Intercontinental Exchange, the New York Mercantile Exchange, Cantor Fitzgerald, and the Chicago Mercantile Exchange.

EMPLOYEES

We currently have ten full-time employees: two executives, two brokers, three in operations, and three in floor operations and marketing. The Company also has one full-time consultant who serves as a broker and management consultant, two full-time consultants who serve in research and development, one part-time consultant who serves as the Chief Technology Officer, and a part-time consultant who serves as our Chief Financial Officer. The number of employees that the Company intends to hire is dependent on our customers' needs and the infrastructure required to support such needs.

PATENTS, TRADEMARKS AND LICENSES

On March 1, 2001, we were assigned rights to a patent pending for a system and method for real-time trading over a computer network from Mark A. Nordlicht, Yechiel Abraham Zucker, Howard A. Feder and David Boim. This patent is pending as of the date of this prospectus. Mr. Nordlicht is our Chairman and Mr. Zucker is our Executive Vice President.

On August 10, 2001, we were assigned rights to a patent pending for a system and method for trading selectable market transactions over a network from Mark A. Nordlicht. This patent is pending as of the date of this prospectus.

We have registered a trademark for "Optionable" and use OPEX as a service mark.

Although we have several patents pending which relate to our electronic trading system, we do not depend on those patents. Furthermore, the benefit that would be afforded by those patents has not been relied upon in our business plan, although we do feel that the patents would benefit our position in the market. We have taken various steps to protect this information including non-disclosure agreements, confidentiality agreements and other general precautions taken to keep the information confidential.

RESEARCH AND DEVELOPMENT

We incurred approximately $116,000 and $550,000 in expenses on research and development during 2004 and 2003. We have recently resumed our research and development efforts to complete the OPEX system and intend to enhance its features and functionalities. We are unable to determine the amount of research and development we will incur in the foreseeable future to develop and enhance our OPEX system.

GOVERNMENT REGULATION

The OTC brokerage business is not officially regulated. However, we have given notice to the Commodity Futures Trading Commission ("CFTC") of our intention to operate the OPEX electronic trading platform as an Exempt Commercial Market. Exempt Commercial Markets are subject to certain information access rules established by the CFTC.

Through our relationship with CES, we receive revenue and incur expenses from the brokerage of commodities on the NYMEX. Additionally, we directly employ personnel to support the brokerage activities of CES. Activities on the NYMEX are regulated by the CFTC and the National Futures Association.

DESCRIPTION OF PROPERTY

We lease our executive offices located at 555 Pleasantville Road, South Building, Suite 110, Briarcliff Manor, NY 10510. The offices consist of approximately 2,930 square feet.

The lease commenced on October 30, 2001, and is for a term of five years. The annual rent is $66,817 payable in monthly installments of $5,568 each. We also pay our proportionate share of any increase in real estate taxes or common area maintenance charges.

We also lease storage space on a month to month basis in Briarcliff Manor at a cost of $330 per month.

We believe our space is adequate for our current and foreseeable future operations.

          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


Directors serve until the next annual meeting of the stockholders and until their successors are elected or appointed and qualified, or until their prior resignation or removal. Officers serve for such terms as determined by our board of directors. Each officer holds office until such officer's successor is elected or appointed and qualified or until such officer's earlier resignation or removal. Our board currently has one committee, the Finance Committee.


The following table sets forth certain information, as of February 28, 2005, with respect to our directors and executive officers.

                                                                                   Date of Election
                                                                                    or Appointment
Name                       Positions Held                                Age          as Director
----                       -------------                             -----------   ---------------
Mark Nordlicht             Chairman                                       35        February 2000
Edward J. O'Connor         CEO, President, Treasurer, and Director        51          March 2001
Albert Helmig(1)           Director                                       52        September 2004
Yechiel Abraham Zucker     Executive Vice President and Secretary         30             n.a.
Marc-Andre Boisseau        Chief Financial Officer                        40             n.a.

-------------------


1) Mr. Helmig is the sole member of the Finance Committee


The following is a brief account of the business experience of each of our directors and executive officers during the past five years or more.

Mark Nordlicht: Mr. Nordlicht is a founder of the Company and has served as our Chairman of the Board of Directors since 2000. Mr. Nordlicht has also been the Managing Partner of the General Partner of Platinum Partners Value Arbitrage Fund, a market-neutral hedge fund, since January 2003. Mr. Nordlicht also served as Managing Partner of West End Capital from 1998 through 2002. In his various positions, Mr. Nordlicht has been responsible for the oversight of all of our operations. Mr. Nordlicht earned a BA degree from Yeshiva University in 1989.

Edward J. O'Connor: Mr. O'Connor has served as our President and as a director since March 2001 and as our CEO and Treasurer since March 2004. Since December 1996, Mr. O'Connor has served as Managing Director of Capital Energy Services, LLC (formerly Orion Energy Services, LLC), an energy options brokerage business on the New York Mercantile Exchange. Mr. O'Connor's primary responsibilities include negotiating and entering into contracts for our business and accounting for our funds. Mr. O'Connor graduated from Georgetown University in 1977 with a BS degree in Business Administration.

Albert Helmig. Mr. Helmig was elected as a director in September 2004. Since 2000, Mr. Helmig has been a principal of Gray House Consulting, a consulting firm to the energy industry. From 1991 through 2000, Mr. Helmig held the following positions with the New York Mercantile Exchange (NYMEX): Chairman or Vice Chairman of over 20 committees, 1991-2000; Member of Board of Directors, 1991-2000; Member of Executive Committee, 1993-2000; and Vice Chairman, 1998-2000. Mr. Helmig is also on the Board of Directors of the International Precious Metals Institute, a member of the International Advisory Committee Board, Energy Intelligence Group, a member of the National Committee on US/China Relations, and a member of the National Futures Association. Mr. Helmig earned a B.S. degree in Finance and Economics from Philadelphia University.

Yechiel Abraham Zucker: Mr. Zucker has served as our Executive Vice President and Secretary since April 2004. Prior to that, he served as our Senior Vice President from 2000 through March 2004. Mr. Zucker's responsibilities include operations and product development. Mr. Zucker also served as Executive Vice President of iDerive, Inc. from February 2000 to January 2001. Prior to that, he served as an analyst at West End Capital, a private investment fund, from 1999 through January 2000. Mr. Zucker graduated from Yeshiva University in 1997 with a B.A. degree.

Marc-Andre Boisseau. Mr. Boisseau has served as our Chief Financial Officer since December 2004. Since January 2002, he has served as an advisor to small and medium publicly traded and private companies on financial, tax and accounting matters. Between January 2000 and December 2001, he served as Vice-President Finance of DataCore Software, Inc., a privately held software developer. Prior to that, he served as Chief Accounting Officer (from May 1997 to December 1999) and Vice President Controller (from January 1, 1998 to December 1999) of Citrix Systems, Inc. a publicly traded software developer. Mr. Boisseau is a certified public accountant. Mr. Boisseau graduated with a BA degree in Business Administration from the University of Montreal.


Finance Committee

Effective April 8, 2005, the Board of Directors created a Finance Committee, consisting of Albert Helmig. The Finance Committee was created to negotiate amendments to the terms of (i) our March 22, 2004 loan agreement with Mark Nordlicht and (ii) our Master Services Agreement with CES.


                             EXECUTIVE COMPENSATION

The following table sets forth information concerning the total compensation paid or accrued by us during the three fiscal years ended December 31, 2004, 2003, 2002 to (i) all individuals that served as our chief executive officer or acted in a similar capacity for us at any time during the fiscal year ended December 31, 2004 and (ii) all individuals that served as executive officers of ours at any time during the fiscal year ended December 31, 2004 that received annual compensation during the fiscal year ended December 31, 2004, in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                       Annual Compensation                     Long-Term Compensation
                                                                            Awards                     Payouts
                                                         Other Annual  Restricted  Securities          All Other
                               Fiscal   Salary    Bonus  Compensation   Stock      Underlying LTIP    Compensation
Name and Principal Position     Year     ($)      ($)      ($)          Awards ($) Options (#)Payouts     ($)
Edward J. O'Connor,             2004    $150,000   $-0-     $-0-        $-0-        -0-        $-0-       $-0-
President, Director (1)         2003    $442,308   $-0-     $-0-        $-0-        -0-        $-0-       $-0-
                                2002    $519,231   $-0-     $-0-        $-0-        -0-        $-0-       $-0-

Kevin Cassidy, CEO (1)          2004    $ -0-      $-0-     $-0-        $-0-        -0-        $-0-       $-0-
                                2003    $442,308   $-0-     $-0-        $-0-        -0-        $-0-       $-0-
                                2002    $519,231   $-0-     $-0-        $-0-        -0-        $-0-       $-0-

(1) Mr. Cassidy served as our Chief Executive Officer from March 2001 until his resignation in March 2004, at which point Mr. O'Connor became our Chief Executive Officer.

BOARD OF DIRECTORS

Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable expenses for attending board and board committee meetings. Mr. Helmig, however, was granted options to purchase a maximum of 250,000 shares of our common stock in connection with his election to our board of directors, as discussed below.

STOCK OPTION GRANTS

There were no individual grants of stock options to any Executive Officers during the fiscal year ended December 31, 2004, and 780,250 options were outstanding at year end.

During December 2004 the board of directors granted 780,250 stock options under our 2004 Stock Option Plan. All of the options are exercisable at $.20 per share.

Yechiel Abraham Zucker, our Executive Vice President and Secretary, was granted 175,000 of these options, all of which are intended to be non-statutory stock options. Mr. Zucker's options vest one-third on June 3, 2005, an additional one-third on December 3, 2005, and the balance on June 3, 2006.

Albert Heming, a member of our board of directors, was granted 250,000 of these options, all of which are intended to be non-statutory stock options. Mr. Heming's options vested 20% upon his joining the Board, and an additional 40% will vest on September 24, 2005, with the balance of the options vesting on September 24, 2006.

The options granted to Messrs. Zucker and Heming immediately vest in their entirety if after the grant date someone obtains ownership of, or the power to vote, a majority of our issued and outstanding common stock.

2004 STOCK OPTION PLAN

We adopted our 2004 Stock Option Plan in November 2004. The plan provides for the grant of options intended to qualify as "incentive stock options" and options that are not intended to so qualify or "nonstatutory stock options." The total number of shares of common stock reserved for issuance under the plan is 7,500,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change.

The plan is presently administered by our board of directors, which selects the eligible persons to whom options shall be granted, determines the number of common shares subject to each option, the exercise price therefor and the periods during which options are exercisable, interprets the provisions of the plan and, subject to certain limitations, may amend the plan. Each option granted under the plan is evidenced by a written agreement between us and the optionee.

Options may be granted to our employees (including officers) and directors and certain of our consultants and advisors.

The exercise price for incentive stock options granted under the plan may not be less than the fair market value of the common stock on the date the option is granted, except for options granted to 10% stockholders which must have an exercise price of not less than 110% of the fair market value of the common stock on the date the option is granted. The exercise price for nonstatutory stock options is determined by the board of directors. Incentive stock options granted under the plan have a maximum term of ten years, except for 10% stockholders who are subject to a maximum term of five years. The term of nonstatutory stock options is determined by the board of directors. Options granted under the plan are not transferable, except by will and the laws of descent and distribution.

Employment Contracts, Termination of Employment, and Change-in-Control Arrangements

On March 1, 2001, we entered into an employment agreement with Edward O'Connor, our President and CEO and a member of the board of directors. The agreement was amended on April 1, 2004.

The terms of the agreement, as amended, provide that we will employ Mr. O'Connor for a term of five years with the duties of Chief Executive Officer with an annual salary of $200,000 per year. If we terminate Mr. O'Connor's employment without "cause" or if Mr. O'Connor terminates his employment with "good reason" (as both terms are defined in Mr. O'Connor's employment agreement), we are required to pay him a lump sum equal to nine months' base salary. Following termination of employment for any reason, other than expiration of the term of employment, Mr. O'Connor has agreed not to engage in an electronic OTC business in competition with us for a 90 day period, provided we pay him bi-monthly installments of $8,333.33 and provide full health benefits during the 90 day period.

On March 1, 2001, we entered into an employment agreement with Kevin P. Cassidy to be Chief Executive Officer. Mr. Cassidy's employment agreement was terminated, and Mr. Cassidy ceased to be Chief Executive Officer as of March 31, 2004, pursuant to a Termination of Employment Agreement.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our common stock as of February 28, 2005. The information in this table provides the ownership information for:

o each person known by us to be the beneficial owner of more than 5% of our common stock;

o     each of our directors;

o     each of our executive officers; and

o     our executive officers, directors and director nominees as a group.

The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

                                     Name and Address            Number of Shares        Percentage
     Title of Class                Of Beneficial Owner          Beneficially Owned     Outstanding(1)
     --------------                -------------------          ------------------     --------------
Common Stock, par value       Mark Nordlicht                        16,440,150 (1)            31.98%
$.0001 per share              555 Pleasantville Road
                              South Building, Suite 110
                              Briarcliff Manor, NY 10510

Common Stock, par value       Edward J. O'Connor                    5,708,016 (2)             11.03%
$.0001 per share              555 Pleasantville Road
                              South Building, Suite 110
                              Briarcliff Manor, NY 10510

                              Yechiel Abraham Zucker                1,841,500 (3)             3.56%
Common Stock, par value       555 Pleasantville Road
$.0001 per share              South Building, Suite 110
                              Briarcliff Manor, NY 10510

Common Stock, par value       Albert Helmig                         50,000 (4)                0.00%
$.0001 per share              15 Deer Run Circle
                              Chatham, NJ 07928

Common Stock, par value       Kevin P. Cassidy                      2,018,665 (5)             3.90%
$.0001 per share              555 Pleasantville Rd., Ste 110
                              Briarcliff Manor, NY 10510

Common Stock, par value       Steel Styles Sales, Inc.              4,451,350                 8.61%
$.0001 per share              401 South Water Street
                              Newburgh, NY

Common Stock, par value       East Holdings LLC                     4,318,000                 8.40%
$.0001 per share              4 Gel Court
                              Monsey, NY 10952

Common Stock, par value       Marc-Andre Boisseau                   -0-                       0.00%
$.0001 per share              555 Pleasantville Rd., Ste. 110
                              Briarcliff Manor, NY 10510

All directors and officers                                          26,058,331                45.04%
as a group                                                          (1)(2)(3)(4)(5)
(5 persons)

(1) Excludes 2,190,750 shares owned by Jules Nordlicht, Mr. Nordlicht's father, with respect to which Mr. Nordlicht disclaims beneficial ownership.

(2) Includes 3,904,158 shares owned by Ridgecrest Capital Corp., Inc., a corporation wholly owned by Mr. O'Connor, 901,929 shares owned by Mr. O'Connor's daughter Kathleen O'Connor and 901,929 shares owned by Mr. O'Connor's daughter Erin O'Connor.

(3) Includes 95,250 shares owned by AYD Equity Group, Ltd., a corporation wholly owned by Mr. Zucker.

(4) Includes 50,000 shares issuable pursuant to the exercise of stock options exercisable within 60 days.

(5) Includes 1,905,000 shares owned by Pierpont Capital Corp., Inc. of which Mr. Cassidy is a stockholder and 113,665 shares owned by Kerry Cassidy, who is Mr. Cassidy's daughter.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On February 3, 2003, we entered into a Prepaid Commission Agreement with Mr. Nordlicht (the "Prepaid Commission Agreement") whereby Mr. Nordlicht agreed to pay us non-refundable prepaid commission payments of not less than $1,200,000. In consideration thereof, we agreed to extend a 20% discount on all commissions charged by us to Mr. Nordlicht. The agreement terminates when the prepaid commission balance is brought to $0. We are no longer obligated to grant the discount upon the first to occur of 24 months passing since the last prepaid commission is received by us or there is a change in control of the Company. The original intent of the Prepaid Commission Agreement was to grant the additional 20% commission discounts to Mark Nordlicht for services performed using OPEX. OPEX was not launched in the timeframe originally planned. Accordingly, the Prepaid Commission Agreement has never materialized. In the interest of pursuing a fruitful relationship with Mark Nordlicht, we agreed to consolidate amounts due under the Prepaid Commission Agreement with other amounts due to Mark Nordlicht. Amounts paid to us under the Prepaid Commission Agreement were consolidated into the Loan Agreement dated March 22, 2004, described below.

On June 5, 2003, we entered into a Revolving Credit Facility Agreement (the "Agreement") with Platinum Value Arbitrage Fund LP ("Platinum") whereby Platinum agreed to make loans to us, on a revolving basis, in the aggregate principal amount of up to $500,000. $75,000 of the loan amount was provided to us in advance of the Agreement. Mr. Nordlicht, our chairman, is the Managing Partner of Platinum. In connection with that Agreement, we issued a $500,000 Revolving Promissory Note to Platinum dated June 5, 2003. The promissory note, which was unsecured, bore interest at the rate of 20% per year and was payable by September 30, 2004. The Agreement was confirmed on March 8, 2004, and all amounts owed thereunder ($570,000) were paid in full on September 9, 2004.

On June 9, 2003 we entered into a Prepaid Commission Agreement with Platinum whereby Platinum agreed to pay us non-refundable prepaid commission payments totaling $500,000 no later than December 31, 2003. In consideration of that Agreement, we agreed to extend a 20% discount on all commissions charged by us to Platinum. The agreement terminates when the prepaid commission balance is brought to $0. We are no longer obligated to grant the discount upon the first to occur of 24 months passing since the last prepaid commission is received by broker or there is a change in control of the Company. Mr. Nordlicht, our chairman is the Managing Partner of Platinum. This agreement was cancelled on March 8, 2004.

On February 13, 2004, we entered into a Loan Agreement with Mr. Nordlicht, whereby Mr. Nordlicht loaned us $250,000 for the purpose of funding a settlement agreement with Random Walk Computing, Inc. (see "Legal Proceedings"). In connection with that Agreement, we issued a $250,000 promissory note to Mr. Nordlicht, dated February 13, 2004. The promissory note we issued to Mr. Nordlicht in connection with this loan was unsecured and did not bear interest. The loan was repayable on the earlier of February 13, 2014 or the 15th day after we received a cash investment of at least $250,000. On October 27, 2004, this loan was repaid out of the proceeds of a private placement of our securities which closed in October 2004.

On March 8, 2004, we entered into a Loan Agreement with Mr. Nordlicht whereby Mr. Nordlicht loaned us $50,000 for the purpose of retaining securities counsel. In connection with that Agreement, we issued a $50,000 promissory note to Mr. Nordlicht, dated March 8, 2004. This promissory note was unsecured and did not bear interest. The loan was repayable on the earlier of March 9, 2014 or the 15th day after we received a cash investment of at least $300,000. This loan was repaid out of the proceeds of the private placement of our securities mentioned above.

On March 22, 2004, we entered into a Loan Agreement with Mark Nordlicht pursuant to which we consolidated (a) $3,722,561.48 of principal and $519,191.70 in accrued and unpaid interest of loans previously made to us by Mr. Nordlicht pursuant to the Credit Facility entered into on March 1, 2001 and (b) $1,380,000 that Mr. Nordlicht previously paid to us pursuant to the Prepaid Commission Agreement, into a single loan of $5,621,753.18. In connection with the Loan Agreement, we issued a $5,621,753.18 promissory note to Mr. Nordlicht, dated March 22, 2004. This promissory note, which is unsecured, will be due and payable on the first to occur of: (i) March 22, 2014, at which time we will pay Mr. Nordlicht $5,621,753.18 or (ii) if through our first financing or sale of our stock in a private placement excluding our private placement which closed in the fourth quarter of 2004, we raise at least $1,000,000 (the "Capital Raise"); in equity or debt; then within 30 days after the closing of the Capital Raise, we will pay off the principal of the note in an amount equal to at least 39.33% of the Capital Raise, provided however, that such amount will not exceed $2,810,877, and any remaining unpaid principal balance will begin to accrue interest at the rate of 12% annually; and the outstanding principal amount and accrued interest will be due and payable on March 22, 2014.

On April 15, 2004, we entered into a revolving Credit Facility Agreement (the "Credit Facility") with Mr. Nordlicht, pursuant to which Mr. Nordlicht agreed to lend up to $100,000 to us from time to time as required. In connection with the Credit Facility we issued a $50,000 promissory note, without interest to Mr. Nordlicht, dated April 15, 2004. The note, which was unsecured, was due on August 1, 2004, which was subsequently extended to December 31, 2004. The note was repaid in December 2004.

We are parties to a Master Services Agreement with CES pursuant to which we provide brokerage services on the floor of the New York Mercantile Exchange (see "Description of Business - Business Alliances" for more information about this agreement). Edward J. O'Connor, our president and a director, is a 50% stockholder of CES. Kevin P. Cassidy our Chief Executive Officer until March 31, 2004, is the Managing Director of CES. Pursuant to this arrangement, we will pay to CES a minimum annual fixed fee of $50,000 and assume all expenses directly incurred by CES's associated floor brokerage services. Additionally, we will pay to CES $1,525,000 on April 1, 2014. However, upon a Capital Raise, we will pay up to 10.67% of the amount raised during the Capital Raise, up to $762,500, to CES, with the remaining principal and accrued interest of 12% from the date of the Capital Raise payable on April 1, 2014. Our share of revenues and expenses of the floor brokerage services amounted to approximately $1.0 million and $467,000, respectively during 2004. We have received $250,000 from CES in connection with such floor brokerage services during 2004 and CES owes us approximately $294,000 as of December 31, 2004.

The Company has recognized revenues of approximately $36,000 and $29,000 during 2004 from Platinum Partners, L.P. and Fenmore Holdings, respectively, entities in which Mark Nordlicht, our Chairman of the Board is also the managing director. Both related entities owed to us approximately $7,000 as of December 31, 2004.

During April 2004, Edward O'Connor, our Chief Executive Officer and Kevin P. Cassidy, our former Chief Executive Officer forfeited aggregate compensation of $375,000.

Effective April 1, 2004, we entered into an agreement providing for the reimbursement of certain administrative expenses for services provided to a coffee bean roaster, Sleepy Hollow Coffee Roasters, Inc., a company owned by Edward J. O'Connor, our president and a director, and by Kevin P. Cassidy. Mr. Cassidy is a consultant to us and a stockholder. We charged an administrative fee of $1,500 for the nine-month period ended September 30, 2004. We currently charge an administrative fee of $1,400 per month. We provide such services to Sleepy Hollow to ensure that Edward O'Connor and Kevin Cassidy can focus as much time and efforts as possible on our operations.

On April 1, 2004, we entered into a Consulting Agreement with Kevin P. Cassidy whereby Mr. Cassidy was engaged by us for a period of five years as an OTC broker, marketing manager, and management consultant for $215,000 per year total compensation. We also reimburse Mr. Cassidy for his health insurance and a $1,000,000 life insurance policy during the term of the Consulting Agreement. Mr. Cassidy is also a Managing Director of CES. Furthermore, we issued warrants to purchase 1,200,000 shares of our common stock to Pierpont Capital Corp., an entity owned by Mr. Cassidy. The warrants are exercisable at a price of $0.20 per share and expire in June 2007. The warrants are exercisable in six traunches of up to 200,000 warrants if certain trading milestones are met during three six-month periods following the issuance of such warrants, and were intended to induce Mr. Cassidy to introduce additional customers to us. We did not receive any cash consideration for the issuance of these warrants.


During April 2005, CES assigned its rights to the Company's liability of $1,525,000 equally to Edward O'Connor and Kevin Cassidy, co-owners of CES. Subsequently, during April 2005, the Company entered into modifications of the terms of the amounts due from it to Mark Nordlicht, Edward O'Connor and Kevin Cassidy. The modified terms provide that, among other things, in the event of a Capital Raise, the interest rate accrued after such event is reduced from 12% to 4.68%. Additionally, the Company may make principal repayments towards such liabilities amounting to approximately 25% of its quarterly cash flows from operating activities less capital expenditures. Furthermore, the Company made a principal repayment of $150,000 on the amount due to Kevin Cassidy and $69,638 on the amount due to Mark Nordlicht. The principal repayment of $69,638 on the amount due to Mark Nordlicht was offset against an accounts receivable from one of our clients (which client is unaffiliated with Mr. Nordlicht).


                            DESCRIPTION OF SECURITIES

We are authorized to issue 100,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share. All of the shares of common stock are of one class.

COMMON STOCK

Currently, there are 51,406,431 shares of common stock outstanding held by 40 stockholders. In addition, there are 1,600,000 shares of common stock reserved for issuance upon the exercise of outstanding warrants and 780,250 shares of common stock reserved for issuance upon the exercise of outstanding options. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

PREFERRED STOCK

We are authorized to issue 5,000,000 shares of $.0001 par value preferred stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. There are no shares of preferred stock outstanding.

LIMITATION ON LIABILITY

Under our Certificate of Incorporation, our directors are not liable for monetary damages for breach of fiduciary duty, except in connection with:

o     a breach of the director's duty of loyalty to us or our stockholders;

o acts or omissions not in good faith or which involve intentional misconduct, fraud or a knowing violation of law;

o     a transaction from which our director received an improper benefit; or

o an act or omission for which the liability of a director is expressly provided under Delaware law.

In addition, our bylaws provides that we must indemnify our officers and directors to the fullest extent permitted by Delaware law for all expenses incurred in the settlement of any actions against such persons in connection with their having served as officers or directors.

Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DIVIDENDS

We do not intend to pay dividends on our capital stock in the foreseeable future.

REPORTS TO STOCKHOLDERS

We intend to furnish our stockholders with annual reports containing audited financial statements as soon as practical after the end of each fiscal year. Our fiscal year ends December 31.

TRANSFER AGENT

We have appointed Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004 as transfer agent for our common stock.

                            MARKET FOR COMMON EQUITY

There is no public trading market on which our common stock is traded. We have engaged a broker/dealer to file a Form 211 with the National Association of Securities Dealers ("NASD") in order to allow the quotation of our common stock on the Over-the-Counter Bulletin Board (OTCBB). There is no assurance that our common stock will be included on the OTCBB.

We can offer no assurance that an active public market in our shares will develop.

SHARES ELIGIBLE FOR FUTURE SALE

We have 51,406,431 shares of common stock issued and outstanding, of which 30,431,026 shares, together with 1,300,000 shares underlying outstanding warrants, are being registered hereby and will be freely tradable shares by persons other than our affiliates, as defined under Rule 144 under the Securities Act, upon the effective date of the registration statement of which this prospectus is a part.

In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, including a person who may be deemed our affiliate, is entitled to sell within any three month period, a number of shares that does not exceed the greater of:

o     1% of the then outstanding shares of our common stock; or

o the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 under the Securities Act that were purchased from us, or any affiliate, at least two years previously, is entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Future sales of restricted common stock under Rule 144 or otherwise or of the shares which we are registering under this prospectus could negatively impact the market price of our common stock. We are unable to estimate the number of shares that may be sold in the future by our existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock by existing stockholders could adversely affect prevailing market prices.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information concerning all equity compensation plans previously approved by stockholders and all previous equity compensation plans not previously approved by stockholders, as of the most recently completed fiscal year. In November and December 2004, our board of directors and stockholders, respectively, approved the 2004 Stock Option Plan. Under the Plan, options to purchase up to 7,500,000 shares of our common stock may be granted to our employees, officers, directors, and eligible consultants of our company. The Plan provides that the option price be the fair market value of the stock at the date of grant as determined by the Board of Directors. Options granted become exercisable and expire as determined by the Board of Directors. For a more detailed discussion, please see "Executive Compensation - 2004 Stock Option Plan" elsewhere in this prospectus and note 7 of note to financial statements, December 31, 2004 and 2003

                         EQUITY COMPENSATION PLAN INFORMATION AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------------------------------------
                                                                                   Number of Securities
                                                                                 Remaining Available for
                          Number of Securities to       Weighted-Average          Issuance under Equity
                          be Issued upon Exercise       Exercise Price of           Compensation Plans
                          of Outstanding Options,     Outstanding Options,   (excluding securities  reflected
                            Warrants and Rights        Warrants and Rights            in column (a))
Plan Category                       (a)                        (b)                         (c)
--------------------------------------------------------------------------------------------------------------
Equity Compensation               780,250                    $0.20                      6,719,750
Plans approved by
security holders
--------------------------------------------------------------------------------------------------------------
Equity Compensation              1,300,000                    $0.20                        N/A
Plans not approved by
security holders
--------------------------------------------------------------------------------------------------------------
TOTAL                             780,250                     $0.20                     6,719,750
--------------------------------------------------------------------------------------------------------------

In June 2004 we cancelled the grant of 1,104,900 options made to a former employee and replaced it with the issuance of 100,000 warrants. The warrants are convertible in 100,000 shares of common stock at an exercise price of $0.20 per share and expire in July 2010.

In June and July 2004, we issued warrants to a consultant who is one of our stockholders and our former chief executive officer. The warrants are exercisable up to 1,200,000 shares of common stock at an exercise price of $0.20 per share and expire in June 2007. The warrants are exercisable in six traunches of up to 200,000 warrants if certain trading milestones are met during three six-month periods following the issuance of such warrants. 100,000 warrants were exercisable as of December 31, 2004.

                                LEGAL PROCEEDINGS

No legal proceedings are pending to which we or any of our property is subject, nor to our knowledge are any such legal proceedings threatened.

In March 2004, we settled claims from a vendor for $250,000. We also agreed to indemnify that vendor for up to approximately $460,000 plus 9% interest from March 1, 2004, if we breach our warranty or representation of financial information provided to the vendor. We provided for this settlement by recording $250,000 in accounts payable and accrued expenses on the accompanying balance sheet and a corresponding increase in our research and development expenses in our accompanying 2003 statement of operations.

In May 2004, we settled outstanding professional fees of approximately $663,000 due to our former counsel, of which approximately $62,000 were incurred in 2004. We agreed to pay $425,000 in settlement of such claims, which was paid in September 2004. Additionally, as part of the settlement, a partner of our former legal counsel's firm has acquired 375,000 shares of our common stock for $75,000 in September 2004.

                                  LEGAL MATTERS

Our counsel, Gottbetter & Partners, LLP, New York, New York, will pass on the validity of the issuance of the shares to be sold by the selling stockholders. The partners of Gottbetter & Partners, LLP, own 50,000 shares of our common stock through Jackson Steinem, Inc., all of which are included for sale in this prospectus.

                                     EXPERTS

Our financial statements as of December 31, 2003 and December 31, 2004 have been included in this prospectus and in the registration statement in reliance upon the report of Sherb & Co., LLP, independent registered certified public accountants, appearing elsewhere in this prospectus, and upon the authority of that firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have not previously been required to comply with the reporting requirements of the Securities Exchange Act. However, once this registration statement becomes effective we will be required to file quarterly and annual reports and other information with the Securities and Exchange Commission.

We have filed with the SEC a registration statement on Form SB-2 to register the securities offered by this prospectus. This prospectus is part of that registration statement, and, as permitted by the SEC's rules, does not contain all of the information in the registration statement. For additional information about us and the securities offered under this prospectus, you may refer to the registration statement and to the exhibits and schedules filed as a part of the registration statement. You can review the registration statement and its exhibits at the public reference facility maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The registration statement is also available electronically on the World Wide Web at http://www.sec.gov.

Financial Statements

Report of Independent Registered Public Accounting Firm......................F-2

Balance Sheet, December 31, 2004.............................................F-3

Statement of Operations for the years ended December 31, 2004 and
December 31, 2003............................................................F-4

Statement of Stockholders' Deficit for the period from January 1, 2003 to December 31, 2004.........................................................F-5

Statement of Cash Flows for the years ended December 31, 2004 and December 31, 2003........................................................F-6

Notes to Financial Statements, December 31, 2004 and December 31, 2003.......F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors Optionable, Inc.
Briarcliff Manor, New York

We have audited the accompanying balance sheet of Optionable, Inc. as of December 31, 2004 and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optionable, Inc. as of December 31, 2004 and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses and has a working capital deficiency as more fully described in Note 2. These issues among others raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                  /s/ Sherb & Co., LLP
                                                  ------------------------------
                                                  Certified Public Accountants


New York, New York
April 4, 2005,
Except for Note 11,
Which is April 12, 2005

                                OPTIONABLE, INC.
                                  BALANCE SHEET
                                December 31, 2004

                                              ASSETS
Current Assets:
Cash                                                                               $   907,126
Accounts receivable, net of provision for doubtful accounts of $89,974                 196,584
Due from related party                                                                 293,575
Incentives receivable                                                                  131,676
                                                                                   -----------
     Total current assets                                                            1,528,961

  Property and equipment, net of accumulated depreciation of $393,177                   46,265
  Other assets                                                                          12,956
                                                                                   -----------

     Total assets                                                                  $ 1,588,182
                                                                                   ===========

                               LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
  Accounts payable and accrued expenses                                            $   130,686
  Accrued commissions                                                                  347,717
                                                                                   -----------
    Total current liabilities                                                          478,403

Due to chairman of the board, net of unamortized discount of $3,758,810              1,862,943
Due to related party, net of unamortized discount of $1,019,644                        505,357
                                                                                   -----------
     Total liabilities                                                               2,846,703

Stockholders' Deficit:
  Preferred Stock; $.0001 par value, 5,000,000 shares authorized, none issued
    and outstanding at December 31, 2004                                                    --
  Common stock; $.0001 par value, 100,000,000 shares authorized,
    51,406,431 issued and outstanding at December 31, 2004                               5,141
  Additional paid-in capital                                                         7,784,411
  Accumulated deficit                                                               (9,048,073)
                                                                                   -----------

     Total stockholders' deficit                                                    (1,258,521)
                                                                                   -----------

     Total liabilities and stockholders' deficit                                   $ 1,588,182
                                                                                   ===========

                       See Notes to Financial Statements.

                                OPTIONABLE, INC.
                            STATEMENTS OF OPERATIONS

                                                               For the year ended
                                                                   December 31
                                                        -------------------------------
                                                            2004               2003
                                                        ------------       ------------
Brokerage fees                                          $  1,885,489       $    682,690
Brokerage fees-related party                               1,011,014                 --
Incentives                                                   597,734                 --
                                                        ------------       ------------
Net revenues                                               3,494,237            682,690

Cost of revenues                                           1,094,992            838,660
Cost of revenues-related party                               466,610                 --
                                                        ------------       ------------
                                                           1,561,602            838,660

Gross profit                                               1,932,635           (155,970)

Operating expenses:
  Selling, general and administrative                      1,294,153          2,304,632
  Research and development                                   116,520            552,708
                                                        ------------       ------------

     Total operating expenses                              1,410,673          2,857,340
                                                        ------------       ------------

     Operating income (loss)                                 521,962         (3,013,310)
                                                        ------------       ------------

  Other income (expense):
  Gain on extinguishment of debt                             238,282                 --
  Interest expense to related parties                       (276,471)          (238,991)
                                                        ------------       ------------
                                                             (38,189)          (238,991)
                                                        ------------       ------------

Net income (loss)                                       $    483,773       $ (3,252,301)
                                                        ============       ============

Basic net income (loss) per common share                $       0.01       $      (0.07)
                                                        ============       ============

Diluted net income (loss) per common share              $       0.01       $      (0.07)
                                                        ============       ============

Basic and diluted weighted average common
  shares outstanding                                      47,170,951         45,096,430
                                                        ============       ============

Diluted weighted average common shares outstanding        47,170,951         45,096,430
                                                        ============       ============

                       See Notes to Financial Statements.

                                OPTIONABLE, INC.
                       STATEMENT OF STOCKHOLDERS' DEFICIT
            FOR THE PERIOD FROM JANUARY 1, 2003 TO DECEMBER 31, 2004

                                                  Shares of                    Additional
                                                    Common        Common         Paid-in       Accumulated
                                                    Stock         Stock          Capital         Deficit          Total
                                                 -----------    -----------    -----------     -----------     -----------
Balance at January 1, 2003                        45,096,430    $     4,510    $ 2,698,938     $(6,279,545)    $(3,576,097)

Net loss                                                  --             --             --      (3,252,301)     (3,252,301)
                                                 -----------    -----------    -----------     -----------     -----------
Balance at December 31, 2003                      45,096,430          4,510      2,698,938      (9,531,846)     (6,828,398)

Issuance of common stock                           6,310,001            631      1,251,369              --       1,252,000
Distribution                                              --             --       (462,067)             --        (462,067)
Fair value of unamortized discount on due to
  chairman of the board                                   --             --      3,918,391              --       3,918,391
Fair value of warrants issued to consultant               --             --          2,780              --           2,780
Forfeiture of officers' compensation                      --             --        375,000              --         375,000
Net loss                                                  --             --             --         483,773         483,773
                                                 -----------    -----------    -----------     -----------     -----------
Balance at December 31, 2004                      51,406,431    $     5,141    $ 7,784,411     $(9,048,073)    $(1,258,521)
                                                 ===========    ===========    ===========     ===========     ===========

                       SEE NOTES TO FINANCIAL STATEMENTS.

                                OPTIONABLE, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                   For the year ended
                                                                                       December 31,
                                                                               -----------------------------
                                                                                   2004              2003
                                                                               -----------       -----------
Cash flows from operating activities:
Net income (loss)                                                              $   483,773       $(3,252,301)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation                                                                      51,921            95,844
  Amortization of debt discount                                                    202,869                --
  Forfeiture of officers' compensation                                             375,000                --
  Gain on extinguishment of debt                                                  (238,282)               --
  Fair value of warrants issued to consultant                                        2,780                --
  Provision for doubtful accounts                                                   35,251            15,657
Changes in operating assets and liabilities:
  Accounts receivable                                                             (128,998)           31,327
  Due from related party                                                          (293,575)               --
  Incentives receivable                                                           (131,676)               --
  Other assets                                                                     (11,349)               --
  Accounts payable and accrued expenses                                           (556,075)          825,860
  Accrued commissions                                                              325,297            22,420
  Accrued interest on notes payable to related parties                               3,628           238,991
                                                                               -----------       -----------
Net cash provided by (used in) operating activities                                120,564        (2,022,202)
                                                                               -----------       -----------

Cash flows from investing activity:
  Purchases of property and equipment                                              (28,479)          (15,113)
                                                                               -----------       -----------

Net cash used in investing activity                                                (28,479)          (15,113)
                                                                               -----------       -----------
Cash flows from financing activities:

  Proceeds from issuance of common stock                                         1,252,000                --
  Principal repayments of notes payable to related party                          (500,000)               --
  Proceeds from issuance of note payable to chairman of the board                  300,000                --
  Proceeds from line of credit payable to chairman of the board                     50,000                --
  Principal repayments of note payable to chairman of the board                   (300,000)               --
  Principal repayments on line of credit payable to chairman of the board          (50,000)               --
  Proceeds from issuance of notes payable to related parties                            --         1,880,000
                                                                               -----------       -----------

Net cash provided by financing activities                                          752,000         1,880,000
                                                                               -----------       -----------

Increase (decrease) in cash                                                        844,085          (157,315)

Cash, beginning of year                                                             63,041           220,356
                                                                               -----------       -----------

Cash, end of year                                                              $   907,126       $    63,041
                                                                               ===========       ===========

Supplemental disclosures of cash flow information:
     Cash paid for taxes                                                       $        --       $        --
                                                                               ===========       ===========

     Cash paid for interest                                                    $    69,972       $        --
                                                                               ===========       ===========

Supplemental disclosures for non-cash financing activities:

Increase in due to related party and a corresponding decrease in
  additional paid-in capital                                                   $   462,067       $        --
                                                                               ===========       ===========
Increase in discount on due to chairman of the board and corresponding
  increase in additional paid-in capital                                       $ 3,918,391       $        --
                                                                               ===========       ===========

                        SEE NOTES TO FINANCIAL STATEMENTS

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 1-Organization and Description of Business

Optionable, Inc. (the "Company") was formed in Delaware in February 2000 and is a trading and brokerage services provider to brokerage firms, financial institutions, energy traders, and hedge funds nationwide. The Company's operations are located in the New York metropolitan area. The Company is in the process of developing an automated electronic trading system.

Note 2-Going Concern

These financial statements have been prepared on a going concern basis. The Company has incurred an accumulated deficit of approximately $9.0 million since inception. The Company's ability to continue as a going concern is dependent upon its ability to continue to generate profitable operations in the future by increasing its revenues and reducing certain expenses from its historical levels and to secure the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. The outcome of these cannot be predicted with any certainty at this time.


Management has provided for its capital needs during 2004 by issuing equity securities generating gross proceeds of $1,252,000. Management does not anticipate issuing equity or debt securities in the foreseeable future. Additionally, management has increased its revenues and operating income by approximately $2.8 million and $3.5 million to $3.5 million and $522,000, respectively, during 2004 when compared to 2003. Management plans to increase its revenues by expanding its customer base and introducing its automated electronic trading system. There is no guarantee that management will expand its customer base or that it will successfully introduce its electronic trading system in the next twelve months. These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.


Note 3- Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents, accounts receivable, incentives receivable, and due from related party.

The Company minimizes its credit risks associated with cash and cash equivalents by periodically evaluating the credit quality of its primary financial institutions.

The Company's accounts receivable are due from energy trading firms, financial institutions, and hedge funds, located primarily in the United States. Collateral is generally not required. One of the Company's customers accounted for approximately 17% of its accounts receivable, net of doubtful accounts at December 31, 2004. No other customers accounted for more than 10% of its accounts receivable at December 31, 2004.

The Company's incentives receivable are due from two United States exchanges providing the Company with incentives to submit customer trades to their respective platform. The incentives receivable are not collateralized.

The due from related party is due from an affiliate owned by the Company's chief executive officer and by a former officer of the Company, who are both stockholders of the Company. The due from related party is not collateralized.

Customer Concentration

Two of the Company's customers accounted for approximately 10% and 4%, respectively of its revenues during 2004 and 18% and 11% respectively, of its revenues during 2003. The Company minimizes its customer concentration risks by diversifying its existing customer base.

Product Concentration

All of the Company's revenues are derived from fees earned from energy derivatives transaction fees and related incentives provided by exchanges.

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 3- Summary of Significant Accounting Policies-Continued

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivables, incentives receivable, due from related party, accounts payable and accrued expenses approximate their fair value due to their short-term maturities. The carrying amount of due to Chairman of the board and due to related party approximate their fair value based on the Company's incremental borrowing rate.

Software Development Costs

Costs incurred in the research and development of software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with Statement of Accounting Financial Standards ("SFAS") No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Costs of maintenance and customer support will be charged to expense when related revenue is recognized or when those costs are incurred, whichever occurs first. The Company believes that the current process for developing software is essentially completed concurrently with the establishment of technological feasibility; accordingly, no software development costs have been capitalized as of December 31, 2004.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of three to five years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized.

Property and equipment consist of the following as of December 31, 2004:

        Computer equipment and software                       $  391,022

        Office furniture and equipment                            48,420
                                                              ----------
                                                                 439,442

        Accumulated depreciation                                 393,177
                                                              ----------
                                                              $   46,265
                                                              ==========

Depreciation expense amounted to approximately $52,000 and $96,000 during 2004 and 2003, respectively.

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 3- Summary of Significant Accounting Policies-Continued

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some or all of the deferred tax asset will not be realized.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include, but are not limited to, the realization of receivables. Actual results will differ from these estimates.

Basic and Diluted Earnings per Share

Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed using the weighted average number of common and dilutive common share equivalents outstanding during the period. Dilutive common share equivalents consist of shares issuable upon the exercise of stock options and warrants (calculated using the modified-treasury stock method). The outstanding options, amounting to 780,250 and 1,104,900 at December 31, 2004 and 2003, respectively, are excluded from the loss per share computation for 2003 due to their antidilutive effect.

The share amounts included in the financial statements, including the basic and diluted loss per share have been retroactively restated to reflect the stock splits discussed below.

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 3- Summary of Significant Accounting Policies-Continued

Stock Splits

The Company's board of directors has declared the following stock split of common stock during 2003 and 2004:

                            June 10, 2004 1.27 for 1

Revenue Recognition

Revenue is recognized when earned. The Company's revenue recognition policies are in compliance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition".

The Company generally invoices its customers monthly, for all transactions which have been executed during such month. Revenues are recognized on the day of trade-trade day basis. The Company's revenues derive from a certain predetermined fixed fee of the transactions it executes on behalf of its customers. The fee is based on the volume of financial instruments traded. The Company bases its fees on oral and written contracts and confirms the fees in writing upon the execution of each transaction.

The Company also receives incentives from United States exchanges for the volume of transactions conducted by the Company using their platform. The incentives are based on a percentage of the total revenues received by the exchange attributable to the Company's volume of transactions submitted to the respective exchanges. The Company estimates monthly such incentives based on the volumes of daily transactions submitted to the respective exchanges using the day of trade-trade basis, the exchanges' published revenues by type of transactions, and in the case of one exchange, the minimum volume of transactions the Company is required to submit to be entitled to such incentives. The Company, pursuant to SAB 104, realizes the incentive revenues realized or realizable when the all of the following criteria are met:

1) Persuasive evidence of an arrangement exists. The Company has a written separate agreement with one of the exchanges. The other exchange has publicly published the terms of its incentive program in 2003 which is offered to all intermediaries in the select transactions;

2) delivery has occurred or services have been rendered. Under arrangements with both exchanges, the incentives are earned on the day the Company submits transactions to the respective exchanges based on the revenues generated such from transactions and are no longer subject to minimum volume of transactions to the respective exchanges. The Company accounts for all transactions submitted to each exchange on a daily basis. Accordingly, the Company is able to determine when the incentives are earned based on the date it submits transactions to the exchanges. The Company has no other obligations to the exchanges to earn the incentives;

3) "seller's" price to the buyer is fixed or determinable. Based on the incentive program terms of each exchange, their published prices for the type of transactions the Company submits to them, and the Company's transactions records, the Company is able to determine the revenues each exchange earns in connection with the transactions it submits, and accordingly, the amount, if any of the incentives the Company earns in connection with such transactions; and

4) collectibility is reasonably assured. Both exchanges have paid the Company during the fourth quarter of 2004 for incentives earned prior to September 30, 2004. The Company has no knowledge that they do not intend to pay these incentives, if earned, in the future. Furthermore, the Company intends to enforce the payment of any incentives receivable under the incentive programs.

Stock-Based Compensation

The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 3- Summary of Significant Accounting Policies-Continued

stock over the exercise price. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS 148, "Accounting for Stock-Based Compensation -Transition and Disclosure", which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied. The Company accounts for stock options and stock issued to non-employees for goods or services in accordance with the fair value method of SFAS 123.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2004 consist primarily of accrued trade payables.

Segment reporting

The Company operates in one segment, brokerage services. The Company's chief operating decision-maker evaluates the performance of the Company based upon revenues and expenses by functional areas as disclosed in the Company's statement of operations.

Recent Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004) "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces SFAS 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Company beginning in 2005. The Company is currently evaluating the impact this new Standard will have on its financial position, results of operations or cash flows.

Note 4-Due to Chairman of the Board

In March 2004, the Company consolidated certain amounts due to its Chairman of the board, who is also a stockholder, under a Loan Agreement of $5,621,753. The amounts consolidated consisted of two notes payable of $3,722,561, prepaid commissions of $1,380,000 and accrued interest of $519,192 through the date of consolidation. The Loan Agreement also modified the terms of the amount due to its Chairman of the board. The amount due no longer bears interest, is payable on March 12, 2014 and the Company does not have to grant a 20% discount on commissions charged to its Chairman. However, if the Company obtains additional equity or debt financing of at least $1,000,000 following the private placement which closed in September 2004 ("Capital Raise"), the Company will repay its Chairman of the Board up to 39.33% of the Capital Raise, up to $2,810,877, with the remaining balance and accrued interest of 12% from the date of the Capital Raise due on March 22, 2014. This note payable is unsecured. Before and after modification of terms, the Company owes approximately $5.6 million to its

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 4-Due to Chairman of the Board-Continued

Chairman of the board. The due to Chairman of the board does not currently bear interest and will only bear interest if the Capital Raise occurs. Accordingly, the Company has recorded a discount on the due to Chairman of the board of approximately $3.9 million and a corresponding increase in additional paid-in capital. The due to Chairman of the board was discounted using the implied rate of 12% over ten years. The amortization of such discount amounted to $160,000 during 2004 and has been recorded as interest expense to related parties in the accompanying statement of operations. The remaining unamortized discount on the due to stockholder amounts to approximately $3.7 million as of December 31, 2004.

The amount due to Chairman of the board as of December 31, 2004 is as follows:

        Due to Chairman of the board before unamortized discount:   $ 5,621,753
        Original discount on due to Chairman of the board:           (3,918,391)
        Amortization of discount                                        159,581
                                                                    -----------
                                                                    $ 1,862,943
                                                                    ===========

In June 2003, the Company issued a $500,000 note payable to a related party, an entity in which its Chairman of the board is also the managing director. The note payable bears interest at 20% and is payable by September 30, 2004. Such note payable was unsecured. The Company repaid the principal and related accrued interest amounting to approximately $70,000 during 2004.

In February and March 2004, the Company's Chairman of the board advanced the Company $250,000 and $50,000, respectively, to finance the settlement amount related to obligations with a former contractor and with the payment of certain legal fees incurred in connection with the retention of their corporate counsel. Such advances are non-interest bearing and are due on or before December 31, 2004. The Company repaid the advances of $250,000 and $50,000 in October 2004 and December 2004, respectively.

In April 2004, the Company secured a $100,000 credit facility with its Chairman of the board. The Company has drawn $50,000 under such credit facility. The credit facility is non-interest bearing and is due on or before December 31, 2004. The Company repaid the credit facility of $50,000 in December 2004.

Interest expense, other than the amortization of discount, in connection with the due to Chairman of the board and note payable to a related party amounted to approximately $74,000 and $239,000 during 2004 and 2003, respectively.

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 5-Other Related Party Transactions

In April 2004, the Company agreed to pay certain fixed and variable fees and support services to a related party entity partly owned by its chief executive officer and by a stockholder and former officer in exchange for a share of revenues of the floor brokerage services of the related party. The Company will pay such related party a minimum annual fixed fee of $50,000 and assume all expenses directly incurred by the related party's associated floor brokerage services. Additionally, the Company will pay such related party $1,525,000 on April 1, 2014. However, upon a Capital Raise, the Company will pay up to 10.67% of the amount raised during the Capital Raise, up to $762,500, to the related party, with the remaining principal and accrued interest of 12% from the date of the Capital Raise payable on April 1, 2014. The Company has recorded a discount on this due to related party of approximately $1.0 million in April 2004 and a corresponding distribution to the shareholders as shown as a decrease in additional paid in capital. The payable to the related party was discounted using the implied rate of 12% over ten years. The amortization of such discount amounted to approximately $43,000 during 2004 and has been recorded as interest expense to related parties in the accompanying statement of operations. The remaining unamortized discount on the due to related party amounts to approximately $1.0 million as of December 31, 2004.

The Company's share of revenues and expenses of the floor brokerage services amounted to approximately $1.0 million and $467,000, respectively during 2004. The Company has received $250,000 from the related party in connection with such floor brokerage services during 2004 and the related party owes approximately $294,000 as of December 31, 2004.

The Company recognizes its share of revenues of the floor brokerage services based on the commissions earned for such services which are recognized on the day of the trade-trade date basis.

The Company has recognized revenues of approximately $65,000 during 2004 from two related parties, entities in which its Chairman of the Board is also the managing director. Such related parties owe the Company approximately $7,000 as of December 31, 2004.

During April 2004, both the Chief Executive Officer and a shareholder and former officer of the Company forfeited compensation of $375,000 resulting in a corresponding increase in additional paid-in capital.

Effective April 1, 2004, the Company entered into an agreement providing for the reimbursement of certain administrative expenses for services provided to a related party, an entity owned by its chief executive officer and by a shareholder and former officer. The Company charged an administrative fee of $5,700 during 2004 of which $2,800 is outstanding as of December 31, 2004.

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 6-Other Transactions

The Company has recognized revenues of approximately $150,000 during 2004 from two unrelated customers. These customers used the services of the Company at the request of its Chairman of the Board, who is also unrelated to the customers. Such customers owe the Company approximately $54,000 as of December 31, 2004.

Note 7-Stockholders' Deficit

Stock Compensation Plan

The Company has terminated its Long-Term Incentive Plan in June 2004.

The Company had granted 1,104,900 options under its Long-Term-Incentive Plan in February 2003, which were outstanding and exercisable at December 31, 2003. The exercise price per share of the options was $0.09. The remaining contractual life of the options at December 31, 2003 was 9.17 years. The Company uses the intrinsic value to account for its employee stock-based compensation arrangements. No intrinsic value was attributed to the grant of options made in 2003. In June 2004, the Company cancelled the grant of 1,104,900 options made to a former employee and replaced it with the issuance of 100,000 warrants. The warrants are convertible into 100,000 shares of common stock at an exercise price of $0.20 per share and expire in July 2010.


The following proforma information regarding stock-based compensation has been determined as if the Company had accounted for its employee stock options under the fair value method pursuant to FAS 123. For purposes of the proforma calculations, the fair value of each option was estimated at the date of grant using the Black-Scholes model with the following assumptions used: risk-free interest rate: 2.78% and 2.11% for 2004 and 2003, respectively; dividend yield: none; volatility: none; expected lives: 3 years. No value was attributed to the options granted during 2003. All options outstanding at December 31, 2004, which amount to 780,250 options, were granted on December 3, 2004, with an exercise price of $0.20 per share. The fair value of the common stock underlying such options amounted to $0.20 at the date of grant. Accordingly, no intrinsic value was attributed to the options granted during 2004. The fair value of the common stock is based on the value attributed to shares of common stock issued pursuant to its $1,252,000 private placement to third-party investors, which closed contemporaneously with the grant of options.


No stock-based employee compensation cost is reflected in net income, as all options granted under the Company's plans had an exercise price equal to or above market value of the underlying common stock on the date of grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for grants under those plans consistent with the method of SFAS No. 123, the Company's cash flows would have remained unchanged, however net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                2004           2003
                                                            -----------    -----------
Net income (loss) as reported:                              $   483,773    $(3,252,301)
Deduct:  Total stock-base employee compensation expense
         determined under fair value based method for all
         awards, net of related tax effects                        (362)            --
                                                            -----------    -----------
Net income (loss) pro forma                                 $   483,411    $(3,252,301)
                                                            ===========    ===========

During November 2004, the Company adopted the 2004 Stock Option Plan ("2004 Plan"). The 2004 Plan allows for the grant of both incentive stock options and nonstatutory stock options. The 2004 Plan may be administered, interpreted and constructed by the Board of Directors or a compensation committee. The maximum number of shares of common stock which may be issued pursuant to options granted under the 2004 Plan may not exceed 7,500,000 shares. During December 2004, the Company granted 780,250 options to its employees and directors under the 2004 Plan. All of the options are exercisable at $0.20 per share.

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 7-Stockholders' Deficit-Continued

If any options granted under the 2004 Plan expires or terminates without having been exercised or ceased to be exercisable, such options will be available again under the 2004 Plan. All employees of the Company and its subsidiaries are eligible to receive incentive stock options and nonstatutory stock options. Non-employee directors and outside consultants who provided bona-fide services not in connection with the offer or sale of securities in a capital raising transaction are eligible to receive nonstatutory stock options. Incentive stock options may not be granted below their fair market value at the time of grant or, if to an individual who beneficially owns more than 10% of the total combined voting power of all stock classes of the Company or a subsidiary, the option price may not be less than 110% of the fair value of the common stock at the time of grant. The expiration date of an incentive stock option may not be longer than ten years from the date of grant. Option holders, or their representatives, may exercise their vested options up to three months after their employment termination or one year after their death or permanent and total disability. The 2004 Plan provides for adjustments upon changes in capitalization.

The following summarizes certain information related to options outstanding and exercisable as of December 31, 2004:

        Options outstanding                                              780,250
        Options exercisable                                              261,833
        Exercise price of all options outstanding and exercisable        $  0.20
        Remaining contractual life of all options outstanding
           and exercisable                                            9.92 years

The following summarizes the activity within the Company's option plans between January 1, 2003 and December 31, 2004:

                                                                      Weighted-
                                                                       Average
                                                        Options       Exercise
                                                      Outstanding       Price
        Balance as of January 1, 2003:                        --    $       --
        Grants-2003                                    1,104,900          0.09
        Balance as of December 31, 2003                1,104,900          0.09
        Cancellations-2004                            (1,104,900)         0.09
        Grants-2004                                      780,250          0.20
                                                      ----------    ----------
        Balance as of December 31, 2004                  780,250    $     0.20
                                                      ==========    ==========

        Options exercisable as of December 31, 2004      261,833    $     0.20
                                                      ==========    ==========

Warrants

In June 2004, the Company issued warrants to a customer. The warrants are exercisable up to 300,000 shares of common stock at an exercise price of $0.20 per share and expire in June 2007. The warrants are exercisable in three traunches of up to 100,000 warrants, if certain trading milestones are met during three six-month periods following the issuance of such warrants. The Company intends to cancel such warrants and the customer has orally agreed to the cancellation. None of the warrants are exercisable as of December 31, 2004. No value was attributed to such warrants upon issuance.

In June and July 2004, the Company issued warrants to one of its stockholders. The warrants are exercisable for up to 1,200,000 shares of common stock at an exercise price of $0.20 per share and expire in June 2007. The warrants are exercisable in six traunches of up to 200,000 warrants if certain trading milestones are met during three six-month periods following the issuance of such warrants. There are 100,000 warrants exercisable as of December 31, 2004. The value attributed to such warrants amounted to approximately $3,000 and is included in selling, general, and administrative expenses. The fair value of such warrants at the date they became exercisable was determined using the Black-Scholes model with the following assumptions used: risk-free interest rate: 2.78%; dividend yield: none; volatility: none; expected lives: 3 years.

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 7-Stockholders' Deficit-Continued

Common and Preferred Stock

Common Stock

In September and October 2004, the Company issued 6,260,001 shares of its common stock for gross proceeds of $1,252,000 in connection with a private placement. The Company provided registration rights to the holders of the shares issued in connection with such private placement. Additionally, during October 2004, the Company issued 50,000 shares of its common stock to a consultant in with connection the private placement.

Preferred Stock

The Company's Board of directors has authorized the issuance of up to 5,000,000 shares of preferred stock in one or more series and may determine the rights, preferences, privileges and restrictions of these shares, including dividend, conversion, voting rights, and terms of redemption and liquidation preferences of such shares. No preferred shares have been issued as of December 31, 2004.

Note 8-Commitments

The Company leases its executive offices under a 5-year leasing arrangement providing for a monthly base rent of $5,568. The minimum annual payments under such commitment for the next five years are as follows:

        Year                                         Minimum Annual Payments
        ----                                         ----------------------
        2005                                               $66,817
        2006                                                55,680
        2007 and thereafter                                     --

The Company's rental expense amounted to approximately $60,000 and $78,000 during 2004 and 2003, respectively.

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 9-Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred taxes, as of December 31, are as follows:

                                                                    2004
                                                                -----------
        Deferred tax assets:
        Net operating loss carryforward                         $ 3,620,539
        Less valuation allowance                                 (3,620,539)
                                                                -----------
        Total net deferred tax assets:                          $        --
                                                                ===========

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported, if any, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that a valuation allowance of $3,620,539 at December 31, 2004 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance during 2004 and 2003 was a decrease and an increase of approximately $197,000 and $1,334,000, respectively.

The Company has incurred net operating losses since inception, with the exception of 2004. As of December 31, 2004, the Company had a net operating loss carryforward amounting to approximately $8.9 million for U.S. tax purposes that expire in various amounts from 2020 through 2024. The Company may have had a change of ownership as defined by the Internal Revenue Code Section 382. As a result, a substantial annual limitation may be imposed upon the future utilization of its net operating loss carryforwards. At this point, the Company has not completed a change in ownership study and the exact impact of such limitations is unknown.

The federal statutory tax rate reconciled to the effective tax rate during 2004 and 2003, respectively, is as follows:

                                                           2004       2003
                                                         ------     ------
        Tax at U.S Statutory Rate:                         35.0%      35.0%
        State tax rate, net of federal benefits             5.7        5.7
        Change in valuation allowance                     (40.7)     (40.7)
                                                         ------     ------
        Effective tax rate                                  0.0%       0.0%
                                                         ======     ======

                                OPTIONABLE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2004 and 2003

Note 10-Legal Proceedings

During 2004, the Company settled claims from a vendor for $250,000. The Company has also agreed to indemnify such vendor up to approximately $460,000 plus 9% interest from March 1, 2004 in the event the Company breaches its warranty or representation of financial information provided to such vendor. The Company had provided for this settlement by recording $250,000 in accounts payable and accrued expenses as of December 31, 2003. Amounts due under the settlement, which amounted to $250,000, were paid in February 2004. The Company believes it has not breached its warranty or representations of its financial information. Accordingly, the Company does not provide for additional provision related to this matter.

In May 2004, the Company settled outstanding professional fees of approximately $663,000 due to its former counsel, of which approximately $62,000 were incurred in 2004. The Company has agreed to pay $425,000 in settlement of such claims, which was paid in September 2004. Additionally, as part of the settlement, a partner of the Company's former legal counsel's firm has acquired 375,000 shares of the Company's common stock for $75,000 in September 2004. This settlement generated a gain on settlement of obligations of approximately $238,000 which is included in other income for 2004.


Note 11-Subsequent Events

During April 2005, CES assigned its rights to the Company's liability of $1,525,000 equally to the Company's chief executive officer and to its former chief executive officer, co-owners of CES. Subsequently, during April 2005, the Company entered into modifications of the terms of the amounts due from it to its Chairman of the Board, its Chief Executive Officer, and its former Chief Executive Officer. The modified terms provide that, among other things, in the event of a Capital Raise, the interest rate accrued after such event is reduced from 12% to 4.68%. Additionally, the Company may make principal repayments towards such liabilities amounting to approximately 25% of its quarterly cash flows from operating activities less capital expenditures. Furthermore, the Company made a principal repayment of $150,000 on the amount due to its former Chief Executive Officer and $69,638 on the amount due to its Chairman of the Board. The principal repayment of $69,638 on the amount due to Chairman of the Board was offset against an account receivable from one of the Company's clients.